International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2013

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2013

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	As of and for the six months ended
	December 31,	December 31,	Full Year
	2013	2012	June 30, 2013
Lending Activities (Discussed in Section III)
Commitments[a]	$6,942	$6,044	$15,249
Gross disbursements[b]	12,794	9,908	16,030
Net disbursements[b]	8,135	5,390	6,552
Reported Basis
Income Statement (Discussed in Section II)
Operating income[c]	$650	$465	$876
Board of Governors-approved transfers	(621)	(608)	(663)
Net (loss) income	(69)	251	218
Balance Sheet (Discussed in Section III)
Total assets	$328,836	$341,544	$325,601
Net investment portfolio	30,624	31,290	33,391
Net loans outstanding	151,332	140,872	141,692
Borrowing portfolio[d]	141,234	136,277	137,008
Allocable Income (Discussed in Section II)	$673	$510	$968
Usable Equity[e] (Discussed in Section IV)	$40,483	$38,448	$39,711
Ratios (Discussed in Sections II and IV)
Return on average usable equity based on operating income	3.2%	2.4%	2.3%
Equity-to-loans ratio[f]	25.8	26.4	26.8

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC), and capitalized front-end fees and interest.
c.	Operating income is defined as Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers.
d.	Net of derivatives.
e.	Excluding cumulative translation amounts associated with the fair value adjustment on non-trading portfolios, net.
f.	Ratio is computed using usable equity and excludes the respective periods’ operating income. Full year June 30, 2013 amount includes proposed transfer to General Reserve from FY 2013 net income.

1            IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2013

I. Introduction

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) issued for the fiscal year ended June 30, 2013 (FY 2013). IBRD undertakes no obligation to update any forward-looking statements. Box 1 provides IBRD’s selected financial data as of and for the six months ended December 31, 2013 and December 31, 2012, as well as for the fiscal year ended June 30, 2013. Certain reclassifications of prior year’s information have been made to conform to the current year’s presentation, see Note A—Summary of Significant Accounting and Related Policies in the Notes to the Condensed Quarterly Financial Statements for details.

Basis of Reporting

Financial Statements: IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment, borrowing, and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement, with the exception of the Available For Sale (AFS) portfolio. The securities in the AFS portfolio are carried at fair value with changes in fair value reported in equity. The loan portfolio is reported at amortized cost, with the exception of loans with embedded derivatives, which are reported at fair value. The financial statements provide a basis upon which Management derives its allocable income and analyzes fair value results.

Fair Value Results: IBRD makes extensive use of financial instruments, including derivatives, in its operations. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Management uses fair value results to assess the performance of the investment trading portfolio, monitor the results of the equity management framework, and manage certain market risks including interest rate risk and commercial counterparty credit risk. Under the fair value basis, in addition to the instruments in the investment, borrowing and asset-liability management portfolios, all loans are reported at fair value.

Allocable Income: Management uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments that are not held for trading purposes, as well as other adjustments for items such as Board of Governors-approved transfers and pension.

II. Summary of Operating Income and Income Allocation

Operating Income

The primary drivers of IBRD’s operating income are interest earned on the loan and investment portfolios (net of funding costs), income generated from IBRD’s equity, net non-interest expenses, and the provision for losses on loans and other exposures1. Table 1 summarizes IBRD’s operating income and provides a reconciliation to allocable income.

Table 1: Condensed Statement of Operating and Allocable Income

In millions of U.S. dollars

For the six months ended December 31	2013	2012	Variance
Interest Income, net of Funding Costs
Interest margin	$433	$395	$38
Equity-contribution [a]	813	627	186
Investments	48	79	(31)

Net Interest Income	$1,294	$1,101	$193

Provision for losses on loans and other exposures—(charge)	(15)	(30)	15
Other income, net	33	27	6
Net non-interest expenses	(662)	(633)	(29)

Operating Income	$650	$465	$185

Adjustments:
Pension and other adjustments	23	45	(22)

Allocable Income	$673	$510	$163

a.	Equity contribution consists of interest cost saved by deploying equity instead of debt to fund loans, as well as income generated by the equity management framework.

[1]	Other exposures include: loans with a deferred drawdown option (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2013            2

Operating income was $650 million for the first six months of the fiscal year ending June 30, 2014 (FY 2014), an increase of $185 million as compared to the same period in FY 2013 primarily due to the changes made to the equity management framework (See Section IV, Financial Risk Management, for details). As a result of these changes, IBRD realized gains from the termination of certain instruments in the portfolio, partially offset by a reduction in interest income commensurate with the decrease in the portfolio size.

The increase in operating income also resulted in an increase in IBRD’s return on average usable equity from 2.4% as of December 31, 2012 to 3.2% as of December 31, 2013.

Income Allocation

Allocable income was $968 million for FY 2013. Out of this amount, the Executive Directors approved the allocation of $147 million to the General Reserve and the Board of Governors approved the transfers of $621 million to the International Development Association (IDA) and $200 million to Surplus. The transfer to IDA was made on October 16, 2013.

III. Balance Sheet Analysis

IBRD’s condensed balance sheet is presented in Table 2.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of	December 31, 2013	June 30, 2013	Variance
Investments and due from banks	$35,708	$41,637	$(5,929)
Net loans outstanding	151,332	141,692	9,640
Receivable from derivatives	137,989	138,846	(857)
Other assets	3,807	3,426	381

Total Assets	$328,836	$325,601	$3,235

Borrowings	$145,852	$142,406	3,446
Payable for derivatives	132,522	131,131	1,391
Other liabilities	10,233	12,541	(2,308)
Equity	40,229	39,523	706

Total Liabilities and Equity	$328,836	$325,601	$3,235

Lending Activities Highlights

IBRD’s principal assets are its loans to member countries.

For the first six months of FY 2014, loan commitments were $6,942 million, an increase of $898 million compared to the same period in FY 2013. Following the peak in FY 2010 of $44,197 million in new loan commitments in response to the 2008 global financial crisis, the declining commitment levels reflect the expected reversion to pre-crisis levels of approximately $15 billion annually.

As of December 31, 2013, on a reported basis, IBRD’s net loans outstanding totaled $151,332 million, an increase of $9,640 million from June 30, 2013, primarily due to $8,135 million in net loan disbursements made in the first six months of FY 2014 and currency translation gains of $1,556 million, consistent with the appreciation of the euro against the U.S. dollar during the period.

Gross disbursements during the first six months of FY 2014 were $12,794 million, of which $4,563 million relates to the Latin American and Caribbean region and $4,569 million relates to the Europe and Central Asia region.

3            IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2013

Investment Activities Highlights

As of December 31, 2013, the net investment portfolio totaled $30,624 million, of which $29,636 million represents the liquid asset portfolio (see Note C—Investments in the Notes to the Condensed Quarterly Financial Statements). The liquid asset portfolio is lower by $2,930 million from June 30, 2013 reflecting the high net loan disbursements during the period.

The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments, as reflected in the prudential minimum liquidity level. The prudential minimum liquidity level has been set at $24.5 billion for FY 2014, reflecting an increase of $2.5 billion from FY 2013. As of December 31, 2013, the liquid asset portfolio was at 119% of the prudential minimum liquidity level.

Borrowing Activities Highlights

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. During the first six months of FY 2014, IBRD raised medium and long-term debt of $17,341 million in 14 currencies.

At December 31, 2013, the borrowing portfolio totaled $141,234 million, an increase of $4,226 million, as compared with June 30, 2013 (see Note E—Borrowings in the Notes to the Condensed Quarterly Financial Statements). This was primarily due to net new borrowing issuances of $3,355 million and currency translation losses of $1,160 million consistent with the appreciation of the euro against the U.S. dollar during this period, partially offset by net unrealized mark-to-market gains of $881 million.

Capital Activities Highlights

Following the Board of Governors’ approval of the General and Selective Capital Increase resolutions in the fiscal year ended June 30, 2011 (FY 2011), subscribed capital is expected to increase by $86.2 billion over a five year period, of which $5.1 billion will be paid-in. As of December 31, 2013, $38.3 billion has been subscribed (including shares subscribed under the Voice Reform for which no paid-in capital was required), resulting in additional paid-in capital of $2,245 million, of which $312 million was paid in during the first six months of FY 2014. In addition, since December 31, 2009, $1,377 million of members’ national currency paid-in capital which was subject to certain restrictions has become usable in IBRD’s operations, of which $49 million became usable during the first six months of FY 2014.

IV. Financial Risk Management

In an effort to maximize IBRD’s capacity to support the mandate of lending to its borrowing member countries, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the credit risks associated with its loans and other exposures do not exceed its risk bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool. The following sections provide details on capital adequacy and the management of market and credit risks.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its usable equity is sufficient to absorb unexpected credit shocks from its loan portfolio and continue to lend for development purposes. The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy.

At the beginning of the 2008 global financial crisis, IBRD’s equity-to-loans ratio, at 38%, significantly exceeded the capital requirements of the Strategic Capital Adequacy Framework, allowing IBRD to respond effectively to the borrowing needs of its member countries. Commitments from FY 2009 through FY 2012 amounted to $124 billion. To ensure that IBRD’s capital adequacy remains sufficiently robust to support its goals with regard to its medium-term lending plans, IBRD’s shareholders agreed in the fiscal year ended June 30, 2010 (FY 2010) to a package of financial measures, with the objective of keeping the equity-to-loans ratio aligned with the Strategic Capital Adequacy Framework. The package of financial measures included a capital increase effective over a five year period starting in FY 2011, and efforts by Management to work with shareholders to increase the usability of their national currency paid-in capital, which is subject to certain restrictions. (Refer to Section III, Balance Sheet Analysis, for further details of the amount of capital received during the period.)

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2013            4

As presented in Table 3, while IBRD’s equity-to-loans ratio decreased from 26.8% at June 30, 2013 to 25.8% at December 31, 2013, it was within the current target risk coverage range of the Strategic Capital Adequacy Framework. The decrease was primarily a result of the greater increase in loan exposure as compared to the increase in usable equity during the period. The increase in loan exposure was mostly due to the net positive loan disbursements during the period, while the increase in usable equity was due to the receipt of paid-in capital and existing national currency paid-in capital becoming usable during the period.

Table 3: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages

As of	December 31, 2013	June 30, 2013	Variance
Equity-to-loans ratio	25.8%	26.8%	(1.0)%
Usable equity	$40,483	$39,711	$772
Loans outstanding and other exposures	$157,192	$148,281	$8,911

Management of Market and Credit Risks

Of the various types of market risks faced by IBRD, the most significant market risk is interest rate risk. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. In addition, IBRD faces two types of credit risk: country credit risk and counterparty credit risk. The following sections provide details on how IBRD manages interest rate and credit risks.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) and its liabilities (borrowing portfolio) through the use of derivatives such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable rate instruments. While this strategy helps to manage IBRD’s interest margin on debt funded loans against interest rate volatility, the interest income on loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD implemented an equity duration extension strategy in the fiscal year ended June 30, 2008, with the objective of reducing the sensitivity of operating income to fluctuations in short-term interest rates. This strategy is currently being revised under the equity management framework, in response to the changes in the market environment. In the interim, certain measures have been undertaken to reduce the interest rate risk of IBRD’s equity. These include the liquidation of the AFS portfolio as well as the termination and the addition of certain derivative positions. As a result, the duration of IBRD’s equity has been reduced from 4.5 years as of June 30, 2013 to approximately one year as of December 31, 2013 (discussed in Section V, Summary of Fair Value Results). In addition, the liquidation of the AFS portfolio and the termination of certain derivative positions resulted in IBRD realizing net gains of $432 million (discussed in Section II, Summary of Operation Income and Income Allocation).

Country Credit Risk

This risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages country credit risk through the use of individual country exposure limits. These exposure limits take into account creditworthiness and performance of borrowers.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of DDOs that have become effective, to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit. As of December 31, 2013, the Single Borrower Limit was $17.5 billion for India and $16.5 billion for all other qualifying borrowers. The Equitable Access Limit at June 30, 2013 was $25 billion.

The eight countries with the highest exposures accounted for approximately 61% of IBRD’s total exposure. As of December 31, 2013, all exposures for these individual borrowers were below the Single Borrower Limit, (see Figure 7). IBRD’s largest exposure to a single borrowing country was Mexico at $15.1 billion as of December 31, 2013.

5            IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2013

Figure 7: Country Exposures at December 31, 2013

In billions of U.S. dollars

Probable Losses, Overdue Payments and Non-performing Loans

As of December 31, 2013, only 0.3% of IBRD’s loans were in nonaccrual status and all were related to Zimbabwe. Effective July 16, 2013, all loans made to or guaranteed by Iran were placed into nonaccrual status. Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and on that date, the loans to, or guaranteed by, Iran were restored to accrual status. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.1% of the total loan portfolio. For further information, see Notes to Financial Statements-Note D-Loans and Other Exposures.

Counterparty Credit Risk

Commercial Counterparty Credit Risk

The effective management of commercial counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and managing of this risk is a continuous process due to the changing market environment. Commercial counterparty credit risk is managed through the application of eligibility criteria, volume limits for transactions with individual counterparties, and the use of mark-to-market collateral arrangements for swap transactions. Table 4 summarizes IBRD’s commercial counterparty credit risk exposure.

Table 4: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of December 31, 2013
	Investments		Net Swap Exposure	Total Exposure	% of Total
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits
AAA	$8,820	$7,923	$—	$16,743	52%
AA	5,486	3,895	215	9,596	29
A	1,485	3,811	124	5,420	17
BBB	568	2	—	570	2
BB or lower	—	10	—	10	*

Total	$16,359	$15,641	$339	$32,339	100%

	As of June 30, 2013
	Investments		Net Swap Exposure	Total Exposure	% of Total
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits
AAA	$9,768	$8,236	$—	$18,004	48%
AA	4,018	8,377	438	12,833	35
A	738	5,123	139	6,000	16
BBB	279	2	—	281	1
BB or lower	—	11	—	11	*

Total	$14,803	$21,749	$577	$37,129	100%

a	Excludes exposures relating to Post-Employment Benefits Plan.
*	Indicates percentage less than 0.5%.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2013            6

IBRD’s overall commercial credit exposure decreased during the first six months of FY 2014, commensurate with the overall decrease in liquidity levels, with most banking counterparties at the AA and A rating categories. Sovereign exposure to the BBB rating category increased at December 31, 2013 as compared to June 30, 2013, as Management broadened the universe of investment assets to achieve greater diversification and better risk-adjusted investment performance.

The credit quality of IBRD’s portfolio continues to remain concentrated in the upper end of the credit spectrum with 81% of the portfolio rated AA or above, reflecting IBRD’s continued preference for highly rated securities and counterparties across all categories of financial instruments. Total commercial counterparty credit exposure, net of collateral held, was $32.3 billion as of December 31, 2013. Of this amount, $6.3 billion (20%) related to countries in the eurozone; of which $5.7 billion (90%) was rated AA or above and none was rated below A.

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with the commercial counterparties discussed above, IBRD also offers derivative intermediation services to borrowing member countries, as well as affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of December 31, 2013, the notional amounts and net fair value exposures under these agreements were $9,700 million and $627 million, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value adjustment on non-trading portfolios.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. As of December 31, 2013, the notional amounts and net fair value exposures under this agreement were $8,422 million and $1,135 million, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of December 31, 2013, IBRD has not exercised this right, but reserves its right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure to its derivative transactions with IFFIm, by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percentage of the net present value of IFFIm’s financial assets.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of December 31, 2013, the notional amounts under this agreement were $4,841 million and IBRD has no net fair value exposure to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels that are a proxy for AAA credit rating. As of December 31, 2013, IDA had not posted any collateral with IBRD.

Credit Valuation Adjustment (CVA)

IBRD calculates a CVA that represents the fair value of its commercial counterparty credit risk and non-commercial counterparty credit risks from IFFIm and IDA in connection with swap intermediation activities. As credit risk is an essential component of fair value, IBRD includes a CVA in the fair value of derivatives to reflect counterparty credit risk. The CVA is a function of exposure, which is calculated by using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. The CVA on IBRD’s balance sheet at December 31, 2013 and June  30, 2013 was $40 million and $67 million, respectively.

V. Summary of Fair Value Results

Fair Value Adjustments

IBRD’s financial objective is not to maximize profit, but to leverage its balance sheet to earn adequate income to ensure its financial strength and to sustain its development activities. An important element in achieving its development goals is IBRD’s ability to minimize its cost of borrowing from capital markets for lending to its developing member countries through the use of financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk.

Given IBRD’s intention to hold its primary assets and related funding to maturity (loan and borrowing portfolios), fair value results are not used for income allocation decision making purposes by Management. Rather, they are primarily used to assess the performance of the investment trading portfolio, monitor the results of the equity management framework, and manage certain market risks including interest rate and commercial credit risk for derivative counterparties.

7            IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2013

For the first six months of FY 2014, IBRD experienced net unrealized losses of $245 million, as discussed further below. Table 5 provides a summary of the fair value adjustment on the income statement, along with the sensitivity of each portfolio to the effect of interest rates and credit.

Table 5: Summary of Fair Value Adjustment, net

In millions of U.S. dollars

For the six months ended December 31,	2013
Borrowing portfolio	$300
Loan portfolio	450
Equity management, net	(995)

$(245)[a]

a.	See Table 9 for reconciliation to the fair value comprehensive basis net income.

Dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates

Fair Value Sensitivity to Interest Rates	Fair Value Sensitivity to Credit[b]
$4	$42
(7)	(37)
(4)	*

$(7)	$5

b.	Excludes CVA adjustment on swaps.
*	Sensitivity is marginal.

Effect of Credit

The positive fair value adjustments on the borrowing and loan portfolios mainly reflect changes in credit. For the first six months of FY 2014, IBRD experienced $244 million of unrealized gains on the borrowing portfolio from the widening of its credit spreads. In addition, IBRD experienced gains from the loan portfolio as a result of net tightening of CDS spreads for several of its borrowing member countries. A detailed discussion on how the credit risk of each portfolio is managed is included in the June 30, 2013 MD&A.

Effect of Interest Rates

IBRD uses derivatives in its loan and borrowing portfolios to arrive at LIBOR based floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements is therefore low, resulting in relatively small fair value adjustments to income.

The negative fair value adjustment on equity management primarily relates to the reclassification to operating income of net realized gains associated with the liquidation of the AFS portfolio and the termination of certain derivatives in the portfolio. In line with changes made under the equity management framework, the dollar change in fair value corresponding to a one basis-point upward shift in interest rates decreased from $18 million at June 30, 2013 to $4 million at December 31, 2013 (See Table 5).

Figure 8: Sensitivity to Interest Rates as of December 31, 2013

Dollar change in fair value corresponding to a one basis point upward parallel-shift in interest rates

In millions of U.S. dollars

Changes in Accumulated Other Comprehensive Income

In addition to the fair value adjustments on the loan, borrowing and asset/liability management portfolios, IBRD’s fair value adjustment on the income statement also reflects changes in Accumulated Other Comprehensive Income (AOCI) as shown in Table 6.

Table 6: Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars

For the six months ended December 31,	2013	2012	Variance
Amortization of unrecognized net actuarial losses on benefit plans	$82	$133	$(51)
Amortization of unrecognized net prior service cost on benefit plans	12	11	1
Derivatives and hedging transition adjustment [a]	*	(1)	1
Currency translation adjustments	378	328	50

Total	$472	$471	$1

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.
*	Indicates amounts less than $0.5. million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2013            8

Fair Value Results

The following tables provide information on a fair value basis. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment, borrowing and asset-liability management portfolios, all loans are reported at fair value and all changes in AOCI are also included in fair value net income.

Tables 7 and 8 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement. Table 9 provides a reconciliation of all fair value adjustments.

Table 7: Condensed Balance Sheet on a Fair Value Basis

In millions of U.S. dollars

	As of December 31, 2013			As of June 30, 2013
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$3,561		$3,561	$4,763		$4,763
Investments	32,147		32,147	36,874		36,874
Net loans outstanding	151,332	$(3,868)	147,464	141,692	$(3,682)	138,010
Receivable from derivatives	137,989		137,989	138,846		138,846
Other assets	3,807		3,807	3,426		3,426

Total assets	$328,836	$(3,868)	$324,968	$325,601	$(3,682)	$321,919

Borrowings	$145,852	$(2)[a]	$145,850	$142,406	$(3)[a]	$142,403
Payable for derivatives	132,522		132,522	131,131		131,131
Other liabilities	10,233		10,233	12,541		12,541

Total liabilities	288,607	(2)	288,605	286,078	(3)	286,075
Paid in capital stock	13,746		13,746	13,434		13,434
Retained earnings and other equity	26,483	(3,866)	22,617	26,089	(3,679)	22,410

Total equity	40,229		36,363	39,523	(3,679)	35,844

Total liabilities and equity	$328,836	$(3,868)	$324,968	$325,601	$(3,682)	$321,919

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 8: Condensed Statement of Income on a Fair Value Comprehensive Basis

In millions of U.S. dollars

	2013			2012
For the six months ended December 31	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]
Income from loans	$1,079		$1,079	$1,243		$1,243
Income from investments, net[b]	83		83	159		159
Income from equity management, net	836		836	538		538
Other income	234		234	189		189

Total income	2,232		2,232	2,129		2,129

Borrowing expenses	641		641	$783		783
Administrative expenses including contributions to special programs	926		926	851		851
Provision for losses on loans and other exposures—charge	15	$(15)	—	30	$(30)	—

Total expenses	1,582	(15)	1,567	1,664	(30)	1,634

Operating income	$650	$15	$665	$465	$30	$495
Board of Governers-approved tranfers	(621)		(621)	(608)		(608)
Fair Value adjustment on equity management, net	(995)		(995)	15		15
Fair value adjustment on other non-trading portfolios, net[c]	897		897	379		379
Fair value adjustment on loans[d]		(173)	(173)		1,816	1,816
Changes to accumulated other comprehensive income		472	472		471	471

Net (loss) Income	$(69)	$314	$245	$251	$2,317	$2,568

a.	Net income on a fair value comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes to AOCI.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value under the reported basis.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

9            IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2013

Table 9: Reconciliation of Fair Value Adjustments, net

In millions of U.S. dollars

For the six months ended December 31	2013	2012	Variance
Borrowing portfolio (including loan-related derivatives)	$881	$384	$497
Derivatives held in the asset-liability management portfolio	20	(19)	39
Derivatives held in the client operations portfolio	(2)	8	(10)
A loan with an embedded derivative	(2)	6	(8)

Fair value adjustment on other non-trading portfolios, net	897	379	518
Fair Value adjustment on equity management, net	(995)	15	(1,010)
Fair value adjustment on loans[a]	(158)	1,847	(2,005)

Total fair value adjustments in Table 8	$(256)	$2,241	$(2,497)

Adjustments:
Exclude derivatives held in the client operations portfolio	2	(8)	10
Exclude certain derivatives held in the asset-liability management portfolio	8	15	(7)
Include derivatives and hedging transition adjustment[b] (included in AOCI)	1	2	(1)

	11	9	2

Total fair value adjustments as presented in Table 5	$(245)	$2,250	$(2,495)

a.	Amount includes provision for losses on loans and other exposures: $15 million charge—December 31, 2013 and $30 million charge—December 31, 2012.
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

VI. Senior Management Changes

Effective February 17, 2014 Charles McDonough will retire as Vice President and Controller of IBRD and Bernard Lauwers will assume this position.

Effective June 30, 2013, Robert Kopech retired as Chief Risk Officer of IBRD, and will be replaced by Lakshmi Shyam-Sunder effective February 17, 2014.

Effective July 30, 2013, Sri Mulyani Indrawati, Managing Director of IBRD also assumed the position of Chief Operating Officer.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2013            10

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2013 (Unaudited)	June 30, 2013 (Unaudited)
Assets
Due from banks—Note C
Unrestricted cash	$3,463	$4,555
Restricted cash	98	208

	3,561	4,763

Investments
Trading (including securities transferred under repurchase agreements or securities lending agreements of $686 million—December 31, 2013; $123 million—June 30, 2013)— Note C	30,429	32,594
Available for sale (AFS)—(including securities transferred under repurchase agreements or securities lending agreements of $2,538 million—June 30, 2013)—Note C	—	2,570

	30,429	35,164

Securities purchased under resale agreements—Note C	1,718	1,710
Derivative assets
Investments—Notes C, F and K	16,787	14,550
Client operations—Notes D, F, I and K	22,673	23,907
Borrowings—Notes E, F and K	96,447	96,956
Others—Notes F and K	2,082	3,433

	137,989	138,846

Loans outstanding—Notes D, I and K
Total loans	207,397	205,082
Less undisbursed balance	53,936	61,306

Loans outstanding (including loans at fair value of $146 million— December 31, 2013; $148 million—June 30, 2013)	153,461	143,776
Less:
Accumulated provision for loan losses	1,699	1,659
Deferred loan income	430	425

Net loans outstanding	151,332	141,692
Other assets—Notes C and I	3,807	3,426

Total assets	$328,836	$325,601

11            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

	December 31, 2013 (Unaudited)	June 30, 2013 (Unaudited)
Liabilities
Borrowings—Note E	$145,852	$142,406
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	3,255	7,028
Derivative liabilities
Investments—Notes C, F and K	17,259	14,783
Client operations—Notes F, I and K	22,654	23,887
Borrowings—Notes E, F and K	91,829	91,558
Others—Notes F and K	780	903

	132,522	131,131

Other liabilities—Notes C, D and I	6,978	5,513

Total liabilities	288,607	286,078

Equity
Capital stock—Note B
Authorized (2,307,600 shares—December 31, 2013, and June 30, 2013)
Subscribed (1,894,008 shares—December 31, 2013, and 1,850,047 shares—June 30, 2013)	228,484	223,181
Less uncalled portion of subscriptions	214,738	209,747

Paid-in capital	13,746	13,434
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(427)	(456)
Receivable amounts to maintain value of currency holdings	(72)	(81)
Deferred amounts to maintain value of currency holdings	207	282
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	29,196	29,265
Accumulated other comprehensive loss—Note J	(2,421)	(2,921)

Total equity	40,229	39,523

Total liabilities and equity	$328,836	$325,601

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            12

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2013	2012	2013	2012
Income
Loans—Note D	$542	$607	$1,079	$1,243
Investments-Trading, net—Notes C and F	27	54	83	159
Income from equity management, net—Notes C, F and K	153	276	836	538
Other—Notes H and I	134	103	234	189

Total income	856	1,040	2,232	2,129

Expenses
Borrowings, net—Note E	328	378	641	783
Administrative—Notes H and I	440	387	819	771
Contributions to special programs	50	65	107	80
Provision for losses on loans and other exposures—Note D	32	28	15	30

Total expenses	850	858	1,582	1,664

Income before fair value adjustments on non-trading portfolios, net and Board of Governors-approved transfers
	6	182	650	465
Fair value adjustments on:
Equity management, net—Notes C and K	(125)	(211)	(995)	15
Other non-trading portfolios, net—Notes D, E, F and K	591	(4)	897	379

Total fair value adjustments on non-trading portfolios, net	466	(215)	(98)	394

Board of Governors-approved transfers—Note G	(621)	(608)	(621)	(608)

Net (loss) income	$(149)	$(641)	$(69)	$251

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

13            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2013	2012	2013	2012
Net (loss) income	$(149)	$(641)	$(69)	$251
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	—	1	1	2
Amortization of unrecognized net actuarial losses	42	66	82	133
Amortization of unrecognized prior service costs	6	6	12	11
Currency translation adjustment	212	181	405	339

Total other comprehensive income	260	254	500	485

Comprehensive income (loss)	$111	$(387)	$431	$736

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2013	2012
Retained earnings at beginning of the fiscal year	$29,265	$29,047
Net (loss) income for the period	(69)	251

Retained earnings at end of the period	$29,196	$29,298

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            14

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2013	2012
Cash flows from investing activities
Loans
Disbursements	$(12,780)	$(9,889)
Principal repayments	4,567	4,484
Principal prepayments	92	34
Loan origination fees received	18	16
Sale of AFS securities	2,484	—
Other investing activities, net	(56)	(42)

Net cash used in investing activities	(5,675)	(5,397)

Cash flows from financing activities
Medium and long-term borrowings
New issues	17,640	7,856
Retirements	(24,827)	(16,015)
Net short-term borrowings	8,329	7,665
Net derivatives-borrowings	26	1,307
Capital subscriptions	312	224
Other capital transactions, net	59	268

Net cash provided by financing activities	1,539	1,305

Cash flows from operating activities
Net (loss) income	(69)	251
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities
Fair value adjustments on non-trading portfolios, net	98	(394)
Change in fair value of AFS securities sold	80	—
Depreciation and amortization	371	422
Provision for losses on loans and other exposures	15	30
Changes in:
Investments-Trading, net	1,962	5,278
Other assets and liabilities	468	(80)

Net cash provided by operating activities	2,925	5,507

Effect of exchange rate changes on unrestricted cash	119	3

Net (decrease) increase in unrestricted cash	(1,092)	1,418
Unrestricted cash at beginning of the fiscal year	4,555	5,682

Unrestricted cash at end of the period	$3,463	$7,100

Supplemental disclosure
Increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,556	$1,309
Investment portfolio	53	4
Borrowing portfolio	1,160	932
Capitalized loan origination fees included in total loans	14	19
Interest paid on borrowing portfolio	71	362

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

15            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2013 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2013 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. In particular, effective July 1, 2013, accrued interest on borrowings and derivatives (Client operations, Borrowings and Others), which was previously shown as part of other assets and other liabilities, is now included in the corresponding line items under borrowings, derivative assets and derivative liabilities. As a result, borrowings, derivative assets and derivative liabilities as of June 30, 2013 have increased by $906 million, $1,461 million and $1,322 million, respectively. Correspondingly, other assets and other liabilities have decreased by $227 million and $994 million, respectively. There was no net effect on IBRD’s equity.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of December 31, 2013. IBRD continues to evaluate the potential future implications of the Act.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The ASU requires entities to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position, and instruments and transactions subject to a master netting agreement and agreements similar to master netting agreements. Subsequently, in January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities which has clarified that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, as well as repurchase agreements, reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with US GAAP or subject to an enforceable master netting arrangement or similar agreement. For IBRD, the ASUs were effective from the quarter ended September 30, 2013, and resulted in additional disclosures which are reflected in Note C-Investments and Note F-Derivative Instruments.

In February 2013, the FASB issued ASU 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI). The ASU introduces new presentation requirements about the amounts reclassified out of AOCI. It requires an entity to present information about the reclassified amounts by component and to provide additional details about such reclassifications. The ASU does not change the current requirements for reporting net income or other comprehensive income in the financial statements or which items could be reclassified from other comprehensive income into net income. For IBRD, the new requirements were effective from the quarter ended September 30, 2013 and resulted in additional disclosures, which are reflected in Note H-Pension and Other Post Retirement Benefits and Note J-Comprehensive Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            16

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the six months ended December 31, 2013 and the fiscal year ended June 30, 2013:

	Authorized shares	Subscribed shares
As of June 30, 2012	2,307,600	1,702,605
General and Selective Capital Increase (GCI/SCI)	—	147,442

As of June 30, 2013	2,307,600	1,850,047
GCI/SCI	—	43,961

As of December 31, 2013	2,307,600	1,894,008

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital for the six months ended December 31, 2013 and for the fiscal year ended June 30, 2013:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2012	$205,394	$(192,976)	$12,418
GCI/SCI	17,787	(16,771)	1,016

As of June 30, 2013	223,181	(209,747)	13,434
GCI/SCI	5,303	(4,991)	312

As of December 31, 2013	$228,484	$(214,738)	$13,746

NOTE C—INVESTMENTS

As of December 31, 2013, IBRD’s investments include a liquid asset portfolio, and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP) and Post Retirement Contribution Reserve Fund (PCRF). During the six months ended December 31, 2013, the AFS portfolio was liquidated.

The composition of IBRD’s net investment portfolio as of December 31, 2013 and June 30, 2013 was as follows:

In millions of U.S. dollars

	December 31, 2013	June 30, 2013
Net investments portfolio
Liquid asset portfolio	$29,636	$32,566
AFS portfolio	—	(154)
PCRF holdings	42	39
AMC holdings	188	257
PEBP holdings	758	683

Total	$30,624	$33,391

As of December 31, 2013, the majority of Investments-Trading is comprised of government and agency obligations and time deposits (65% and 20%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

17            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

A summary of IBRD’s investments at December 31, 2013 and June 30, 2013, is as follows:

In millions of U.S. dollars

	December 31, 2013	June 30, 2013
Trading
Equity securities	$390	$274
Government and agency obligations	19,852	16,381
Time deposits	6,219	12,482
Asset-backed securities (ABS)	3,968	3,457

	30,429	32,594
AFS
Government obligations	—	2,538
Time deposits	—	32

	—	2,570

Total	$30,429	$35,164

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of December 31, 2013 and June 30, 2013:

In millions of U.S. dollars

	December 31, 2013	June 30, 2013
Investments
Trading	$30,429	$32,594
AFS	—	2,570

Total	30,429	35,164

Securities purchased under resale agreements	1,718	1,710
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received
Investments-Trading	(3,255)	(4,489)
Investments-AFS	—	(2,539)

Total	(3,255)	(7,028)

Derivative assets
Currency forward contracts	5,114	4,989
Currency swaps	11,597	9,464
Interest rate swaps	73	89
Swaptions, exchange traded options and futures contracts	3	8

Total	16,787	14,550

Derivative liabilities
Currency forward contracts	(5,098)	(4,996)
Currency swaps	(11,988)	(9,574)
Interest rate swaps	(173)	(212)
Swaptions, exchange traded options and futures contracts	(* )	(* )
Other[a]	(* )	(1)

Total	(17,259)	(14,783)

Cash held in investment portfolio[b]	3,360	4,251
Receivable from investment securities traded[c]	543	73
Short term borrowings[d]	—	(409)
Payable for investment securities purchased[e]	(1,699)	(137)

Net Investment Portfolio	$30,624	$33,391

a.	These relate to Mortgage-Backed Securities To-Be-Announced (TBA securities).
b.	These amounts are included in Unrestricted cash under Due from Banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Borrowings on the Condensed Balance Sheet.
e.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            18

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of December 31, 2013, there were no short sales included in Other liabilities on the Condensed Balance Sheet (Nil—June 30, 2013).

For the three and six months ended December 31, 2013, IBRD’s Investments—Trading income included $39 million and $41 million of unrealized losses, respectively (unrealized gains of $7 million and $57 million—three and six months ended December 31, 2012, respectively).

At June 30, 2013, due to the intent to sell, IBRD determined that the government obligations included in its AFS portfolio were other than temporarily impaired (OTTI). For the fiscal year ended June 30, 2013, IBRD recorded OTTI losses of $160 million on these securities in the Statement of Income. These losses, which were due to interest rate increases, represented write-downs to fair value.

During the six months ended December 31, 2013, the AFS portfolio was liquidated, resulting in $240 million of realized losses. The total proceeds from the sale of these securities were $2,484 million.

The following table presents the amortized cost, gross unrealized gains and losses, and fair value by major type of AFS security, as at June 30, 2013:

In millions of U.S. dollars

	AFS
	Total Amortised Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government obligations	$2,698	$—	$(160)	$2,538
Time deposits	32	—	—	32

Total	$2,730	$—	$(160)	$2,570

The maturity structure of IBRD’s AFS securities by major type at June 30, 2013 was as follows:

In millions of U.S. dollars

	AFS
	Government Obligations	Time Deposits	Total
Less than 1 year	$—	$32	$32
5-10 years	2,538	—	2,538

Total	$2,538	$32	$2,570

19            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and June 30, 2013:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$252	$138	$—	$390
Government and agency obligations	5,191	14,661	—	19,852
Time deposits	2,337	3,882	—	6,219
ABS	—	3,968	—	3,968

Total Investments—Trading	7,780	22,649	—	30,429

Investments—AFS
Government obligations	—	—	—	—
Time deposits	—	—	—	—

Total Investments—AFS	—	—	—	—

Securities purchased under resale agreements	7	1,711	—	1,718
Derivative assets-Investments
Currency forward contracts	—	5,114	—	5,114
Currency swaps	—	11,597	—	11,597
Interest rate swaps	—	73	—	73
Swaptions, exchange traded options and futures contracts	3	*	—	3

Total Derivative assets-Investments	3	16,784	—	16,787

Total	$7,790	$41,144	$—	$48,934

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[b]	$—	$686	$—	$686
Derivative liabilities-Investments
Currency forward contracts	—	5,098	—	5,098
Currency swaps	—	11,988	—	11,988
Interest rate swaps	—	173	—	173
Swaptions, exchange traded options and futures contracts	—	*	—	*
Other[a]	—	*	—	*

Total Derivative liabilities-Investments	—	17,259	—	17,259

Total	$—	$17,945	$—	$17,945

a.	These relate to TBA securities.
b.	Excludes $2,569 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            20

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	As of June 30, 2013
	Level 1		Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities		$219	$55	$—	$274
Government and agency obligations		3,242	13,139	—	16,381
Time deposits		1,750	10,732	—	12,482
ABS		—	3,457	—	3,457

Total Investments—Trading		5,211	27,383	—	32,594

Investments—AFS
Government obligations		2,538	—	—	2,538
Time deposits		32	—	—	32

Total Investments—AFS		2,570	—	—	2,570

Securities purchased under resale agreements		1,311	399	—	1,710
Derivative assets-Investments
Currency forward contracts		—	4,989	—	4,989
Currency swaps		—	9,464	—	9,464
Interest rate swaps		—	89	—	89
Swaptions, exchange traded options and futures contracts		8	—	—	8

Total Derivative assets-Investments		8	14,542	—	14,550

Total		$9,100	$42,324	$—	$51,424

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[b]		$—	$2,662	$—	$2,662
Derivative liabilities-Investments
Currency forward contracts		—	4,996	—	4,996
Currency swaps		—	9,574	—	9,574
Interest rate swaps		—	212	—	212
Swaptions, exchange traded options and futures contracts		*	—	—	*
Other[a]		—	1	—	1

Total Derivative liabilities-Investments		*	14,783	—	14,783

Total	$	*	$17,445	$—	$17,445

a.	These relate to TBA securities.
b.	Excludes $4,366 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

21            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits, given their short-term nature, are reported at face value which approximates fair value.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are short-term and are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swaps agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F-Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of December 31, 2013 and June 30, 2013.

In millions of U.S. dollars

	December 31, 2013	June 30, 2013
Collateral received
Cash	$2,569	$4,366
Securities	3,268	3,258

Total collateral received	$5,837	$7,624

Collateral permitted to be repledged	$5,837	$7,624
Amount of collateral repledged	—	—

As of December 31, 2013, IBRD received total cash collateral of $2,569 million ($4,366 million—June 30, 2013), of which $1,518 million was invested in highly liquid instruments ($2,076—June 30, 2013).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of December 31, 2013 and June 30, 2013, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            22

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	December 31, 2013	June 30, 2013	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements in:
Investments—Trading	$686	$123	Included under Investments-Trading on the Condensed Balance Sheet.
Investments—AFS	—	2,538	Included under Investments-AFS on the Condensed Balance Sheet.
Liabilities relating to securities transferred under repurchase or securities lending agreements	$686	$2,662	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s balance sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2013, securities purchased under resale agreements included $1,161 million of securities which had not settled at that date. For the remaining purchases, IBRD received securities with a fair value of $562 million ($1,711 million—June 30, 2013). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2013).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

Of the total loans outstanding as of December 31, 2013, 82% were to Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

As of December 31, 2013, only 0.30% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.11% of the total loans portfolio.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: low, medium and high-risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

23            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following table provides an aging analysis of the loan portfolio as of December 31, 2013 and June 30, 2013:

In millions of U.S. dollars

	December 31, 2013
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,418	$14,418
Medium	—	—	—	—	—	—	84,422	84,422
High	6	—	—	—	—	6	54,007	54,013

Loans in accrual status[a]	6	—	—	—	—	6	152,847	152,853
Loans in nonaccrual status[a]	—	—	—	5	452	457	5	462
Loan at fair value[b]	—	—	—	—	—	—	146	146

Total	$6	$—	$—	$5	$452	$463	$152,998	$153,461

In millions of U.S. dollars

	June 30, 2013
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,609	$14,609
Medium	—	—	—	—	—	—	78,553	78,553
High	10	—	—	35	—	45	49,959	50,004

Loans in accrual status[a]	10	—	—	35	—	45	143,121	143,166
Loans in nonaccrual status[a]	—	—	—	5	447	452	10	462
Loan at fair value[b]	—	—	—	—	—	—	148	148

Total	$10	$—	$—	$40	$447	$497	$143,279	$143,776

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            24

Changes to the Accumulated provision for losses on loans and other exposures for the six months ended December 31, 2013, and for the fiscal year ended June 30, 2013 are summarized below:

In millions of U.S. dollars

	December 31, 2013			June 30, 2013
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,659	$54	$1,713	$1,690	$35	$1,725
Provision—charge (release)	25	(10)	15	(40)	18	(22)
Translation adjustment	15	1	16	9	1	10

Accumulated provision, end of the period/fiscal year	$1,699	$45	$1,744	$1,659	$54	$1,713

Composed of accumulated provision for losses on:
Loans in accrual status	$1,468			$1,428
Loans in nonaccrual status	231			231

Total	$1,699			$1,659

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$152,853			$143,166
Loans at amortized cost in nonaccrual status	462			462
Loan at fair value in accrual status	146			148

Total	$153,461			$143,776

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative Assets—Client Operations	Fair value adjustments on other non-trading portfolios, net

Overdue Amounts

At December 31, 2013, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of December 31, 2013 and June 30, 2013, and for the three and six months ended December 31, 2013 and December 31, 2012:

In millions of U.S. dollars

	December 31, 2013	June 30, 2013
Recorded investment in nonaccrual loans[a]	$462	$462
Accumulated provision for loan losses on nonaccrual loans	231	231
Average recorded investment in nonaccrual loans for the period/fiscal year	462	462
Overdue amounts of nonaccrual loans	830	809
Principal	457	452
Interest and charges	373	357

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2013	2012	2013	2012
Interest income not recognized as a result of loans being in nonaccrual status	$9	$9	$17	$18

Effective July 16, 2013, all loans to, or guaranteed by Iran were placed into nonaccrual status. The aggregate principal balance outstanding on these loans at July 16, 2013 was $697 million, of which $79 million was overdue on that date. Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and the loans to, or guaranteed by Iran were restored to accrual status on that date. Interest income for the six months ended December 31, 2013, increased by $8 million, $7 million of which represents income that would have been accrued in previous fiscal year had these loans not been placed in nonaccrual status.

25            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

In addition, during the three months ended December 31, 2013, interest income recognized on loans in nonaccrual status was less than $1 million, while during the six months ended December 31, 2013, the interest income recognized was $1 million (Nil—three and six months ended December 31, 2012).

During the three and six months ended December 31, 2012, no loans were placed in nonaccrual status or restored to accrual status.

Information relating to the sole borrowing member with loans or other guarantees in nonaccrual status at December 31, 2013 is shown below:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$462	$830	October 2000

Guarantees

Guarantees of $1,899 million were outstanding at December 31, 2013 ($1,881 million—June 30, 2013). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 19 years, and expire in decreasing amounts through 2029.

At December 31, 2013, liabilities related to IBRD’s obligations under guarantees of $59 million ($59 million—June 30, 2013), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $24 million ($22 million—June 30, 2013).

During the six months ended December 31, 2013 and December 31, 2012, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income during the three and six months ended December 31, 2013, and December 31, 2012, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2013	2012	2013	2012
Interest waivers	$30	$32	$60	$65
Commitment charge waivers	2	4	5	9
Front-end fee waivers	8	5	11	10

Total	$40	$41	$76	$84

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on determination of the contribution to net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the six months ended December 31, 2013, loans to three countries generated an excess of 10 percent of total loan income; this amounted to $123 million, $117 million, and $117 million, respectively.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            26

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the six months ended December 31, 2013, and December 31, 2012, is presented in the following table:

In millions of U.S. dollars

	December 31, 2013		December 31, 2012
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$2,329	$17	$1,986	$7
East Asia and Pacific	30,022	213	28,175	252
Europe and Central Asia	43,991	210	39,955	271
Latin America and the Caribbean	51,742	507	48,856	555
Middle East and North Africa	11,984	83	10,563	89
South Asia	13,167	48	13,267	68
Other[a]	226	1	234	1

Total	$153,461	$1,079	$143,036	$1,243

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at December 31, 2013 was 3%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three and six months ended December 31, 2013 and December 31, 2012:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2013	2012	2013	2012
Beginning of the period/fiscal year	$138	$138	$148	$125
Total realized/unrealized gains (losses) in:
Net income	5	3	4	12
Other comprehensive income	3	14	(6)	18

End of the period	$146	$155	$146	$155

The following table reflects the fair value adjustments (unrealized gains or losses) on the Level 3 loan included in income for the three and six months ended December 31, 2013 and December 31, 2012, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2013	2012	2013	2012
Condensed Statement of Income location
Fair value adjustments on other non-trading portfolios, net	$2	$(1)	$(2)	$6

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of December 31, 2013 and June 30, 2013:

In millions of U.S. dollars

	December 31, 2013		June 30, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$151,332	$147,464	$141,692	$138,010

As of December 31, 2013, IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

27            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

Valuation Methods and Assumptions

All IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of December 31, 2013 and June 30, 2013, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a range of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of December 31, 2013, 97% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

The following table summarizes IBRD’s borrowing portfolio after derivatives as of December 31, 2013 and June 30, 2013:

In millions of U.S. dollars

	December 31, 2013	June 30, 2013
Borrowings	$145,852	$142,406
Currency swaps, net	(1,795)	(2,706)
Interest rate swaps, net	(2,823)	(2,692)

	$141,234	$137,008

IBRD uses derivative contracts to manage re-pricing risk between its loans and borrowings. For details regarding currency swaps and interest rate swaps, see Note F—Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of December 31, 2013 and June 30, 2013 is as follows:

In millions of U.S. dollars

	December 31, 2013	June 30, 2013
Level 1	$—	$225
Level 2	141,015	135,670
Level 3	4,837	6,511

	$145,852	$142,406

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and six months ended December 31, 2013 and December 31, 2012 is presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2013	2012	2013	2012
Beginning of the period/fiscal year	$6,058	$10,981	$6,511	$11,014
Total realized/unrealized losses (gains) in:
Net income	305	932	331	1,001
Other comprehensive income	(309)	(968)	(242)	(712)
Issuances	59	13	101	53
Settlements	(526)	(650)	(1,029)	(715)
Transfers out of, net	(750)	(362)	(835)	(695)

End of the period	$4,837	$9,946	$4,837	$9,946

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            28

Information on the unrealized gains or losses included in income for the three and six months ended December 31, 2013 and December 31, 2012, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2013	2012	2013	2012
Condensed Statement of Income location
Fair value adjustments on other non-trading portfolios, net	$(439)	$(794)	$(464)	$(852)

The following table provides information on the unrealized gains or losses included in income for the three and six months ended December 31, 2013 and December 31, 2012, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2013	2012	2013	2012
Condensed Statement of Income location
Fair value adjustments on other non-trading portfolios, net	$659	$(304)	$1,209	$(491)

During the three and six months ended December 31, 2013, IBRD’s credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of December 31, 2013, were unrealized gains of $147 million and $244 million, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

During the three and six months ended December 31, 2012, IBRD’s credit spreads remained largely unchanged.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instruments. The magnitude and direction of the fair value adjustments will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at December 31, 2013	Fair Value at June 30, 2013	Valuation Technique	Unobservable input	Range (average) December 31, 2013	Range (average) June 30, 2013
Borrowings	$4,837	$6,511	Discounted Cash Flow	Correlations	-36% to 83% (8%)	-30% to 88% (11%)

				Long-dated interest rate volatilities	13% to 34% (22%)	15% to 30% (21%)

29            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2013 and December 31, 2012:

In millions of U.S. dollars

	Three Months Ended December 31,				Six Months Ended December 31,
	2013		2012		2013		2012
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$750	$(750)	$362	$(362)	$835	$(835)	$695	$(695)

Transfers from Level 3 to Level 2 are due to increased price transparency.

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2013	$145,852	$147,634	$(1,782)
June 30, 2013	$142,406	$144,175	$(1,769)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed

Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts	Manage currency and interest rate risks in the portfolio
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity

Other purposes:
Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            30

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of December 31, 2013 and June 30, 2013:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars

	Balance Sheet Location
	Derivative Assets		Derivative Liabilities
	December 31, 2013	June 30, 2013	December 31, 2013		June 30, 2013
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts—Investment-Trading	$3	$8	$	*	$	*
Interest rate swaps	7,439	9,312		3,431		4,270
Currency swaps[a]	130,547	129,526		129,091		126,860
Other[b]	—	—		*		1

Total Derivatives	$137,989	$138,846		$132,522		$131,131

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

31            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	December 31, 2013	June 30, 2013
Investments—Trading
Interest rate swaps
Notional principal	$4,525	$6,920
Credit exposure	73	89
Currency swaps (including currency forward contracts)
Credit exposure	225	173
Swaptions, exchange traded options and futures contracts[a]
Notional long position	72	1,565
Notional short position	26,455	13,847
Credit exposure	*	1
Other derivatives[b]
Notional long position	47	67
Notional short position	—	—
Credit exposure	—	—
Client operations
Interest rate swaps
Notional principal	22,726	21,908
Credit exposure	798	1,005
Currency swaps
Credit exposure	1,716	1,322
Borrowing portfolio
Interest rate swaps
Notional principal	144,774	150,930
Credit exposure	5,068	5,409
Currency swaps
Credit exposure	9,138	9,018
Other derivatives
Interest rate swaps
Notional principal	31,631	38,626
Credit exposure	1,500	2,809
Currency swaps
Credit exposure	29	66

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2013 is $1,843 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on December 31, 2013, the amount of collateral required to be posted by IBRD would have been $345 million. Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $1,843 million. In contrast, IBRD received collateral totaling $5,837 million as of December 31, 2013, in relation to swap transactions (see Note C-Investments).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            32

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three and six months ended December 31, 2013, and December 31, 2012, and their location on the Condensed Statement of Income:

In millions of U.S. dollars

		Three Months Ended December 31,		Six Months Ended December 31,
		(Losses) Gains
	Condensed Statement of Income Location	2013	2012	2013	2012
Derivatives not designated as hedging instruments, and not held in trading portfolio[a]
Interest rate swaps	Fair value adjustments on non-trading portfolios, net	$(50)	$(326)	$(1,082)	$50
Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustments on non-trading portfolios, net	(145)	416	(383)	829

Total		$(195)	$90	$(1,465)	$879

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment portfolio and their location on the Condensed Statement of Income during the three and six months ended December 31, 2013 and December 31, 2012:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	Investments-Trading, net		Investments-Trading, net
	(Losses) Gains		(Losses) Gains
Condensed Statement of Income Location	2013	2012	2013	2012
Type of instrument
Fixed income	$(48)	$2	$(59)	$47
Equity	9	5	18	10

Total	$(39)	$7	$(41)	$57

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of December 31, 2013 and June 30, 2013. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

33            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

In millions of U.S. dollars

	December 31, 2013
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet
Interest rate swaps	$20,875	$(13,436)	$7,439	$14,880	$(11,449)	$3,431
Currency swaps[a]	130,547	—	130,547	129,091	—	129,091
Other[b]	7	(4)	3	*	(* )	*

Total	$151,429	$(13,440)	$137,989	$143,971	$(11,449)	$132,522

Amounts subject to legally enforcable master netting agreements[c]			(130,637)			(130,679)

Net derivative positions at counterparty level before collateral			7,352			1,843

Less:
Cash collateral received[d]			2,261
Securities collateral received[d]			2,911

Net derivative exposure after collateral			$2,180

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	June 30, 2013
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet
Interest rate swaps	$22,150	$(12,838)	$9,312	$16,285	$(12,015)	$4,270
Currency swaps[a]	129,526	—	129,526	126,860	—	126,860
Other[b]	13	(5)	8	1	—	1

Total	$151,689	$(12,843)	$138,846	$143,146	$(12,015)	$131,131

Amounts subject to legally enforcable master netting agreements[c]			(129,900)			(129,418)

Net derivatives positions at counterparty level before collateral			8,946			1,713

Less:
Cash collateral received[d]			3,823
Securities collateral received[d]			2,731

Net derivative exposure after collateral			$2,392

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            34

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and June 30, 2013 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,114	$—	$5,114
Currency swaps	—	11,597	—	11,597
Interest rate swaps	—	73	—	73
Swaptions, exchange traded options and futures contracts	3	*	—	3

	3	16,784	—	16,787

Client operations
Currency swaps	—	21,875	—	21,875
Interest rate swaps	—	798	—	798

	—	22,673	—	22,673

Borrowings
Currency swaps	—	85,306	6,073	91,379
Interest rate swaps	—	5,015	53	5,068

	—	90,321	6,126	96,447

Other assets/liabilities
Currency swaps	—	582	—	582
Interest rate swaps	—	1,500	—	1,500

	—	2,082	—	2,082

Total derivative assets	$3	$131,860	$6,126	$137,989

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,098	$—	$5,098
Currency swaps	—	11,988	—	11,988
Interest rate swaps	—	173	—	173
Swaptions, exchange traded options and futures contracts	—	*	—	*
Other[a]	—	*	—	*

	—	17,259	—	17,259

Client operations
Currency swaps	—	21,863	—	21,863
Interest rate swaps	—	791	—	791

	—	22,654	—	22,654

Borrowings
Currency swaps	—	83,898	5,686	89,584
Interest rate swaps	—	2,214	31	2,245

	—	86,112	5,717	91,829

Other assets/liabilities
Currency swaps	—	558	—	558
Interest rate swaps	—	222	—	222

	—	780	—	780

Total derivative liabilities	$—	$126,805	$5,717	$132,522

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

35            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2013
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$4,989	$—	$4,989
Currency swaps		—	9,464	—	9,464
Interest rate swaps		—	89	—	89
Swaptions, exchange traded options and futures contracts		8	—	—	8

		8	14,542	—	14,550

Client operations
Currency swaps		—	22,902	—	22,902
Interest rate swaps		—	1,005	—	1,005

		—	23,907	—	23,907

Borrowings
Currency swaps		—	83,018	8,529	91,547
Interest rate swaps		—	5,380	29	5,409

		—	88,398	8,558	96,956

Other assets/liabilities
Currency swaps		—	624	—	624
Interest rate swaps		—	2,809	—	2,809

		—	3,433	—	3,433

Total derivative assets		$8	$130,280	$8,558	$138,846

Derivative Liabilities:
Investments
Currency forward contracts		$—	$4,996	$—	$4,996
Currency swaps		—	9,574	—	9,574
Interest rate swaps		—	212	—	212
Swaptions, exchange traded options and futures contracts		*	—	—	*
Other[a]		—	1	—	1

		*	14,783	—	14,783

Client operations
Currency swaps		—	22,891	—	22,891
Interest rate swaps		—	996	—	996

		—	23,887	—	23,887

Borrowings
Currency swaps		—	80,940	7,901	88,841
Interest rate swaps		—	2,690	27	2,717

		—	83,630	7,928	91,558

Other assets/liabilities
Currency swaps		—	558	—	558
Interest rate swaps		—	345	—	345

		—	903	—	903

Total derivative liabilities	$	*	$123,203	$7,928	$131,131

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            36

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three and six months ended December 31, 2013 and December 31, 2012:

In millions of U.S. dollars

	Three Months Ended December 31, 2013			Six Months Ended December 31, 2013
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$620	$4	$624	$628	$2	$630
Total realized/unrealized gains or (losses) in:
Net income	233	18	251	250	20	270
Other comprehensive income	(299)	—	(299)	(219)	—	(219)
Issuances	—	—	—	(3)	—	(3)
Settlements	(54)	—	(54)	(139)	—	(139)
Transfers out, net	(113)	—	(113)	(130)	—	(130)

End of the period	$387	$22	$409	$387	$22	$409

In millions of U.S. dollars
	Three Months Ended December 31, 2012			Six Months Ended December 31, 2012
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$2,232	$(5)	$2,227	$1,995	$(18)	$1,977
Total realized/unrealized gains or (losses) in:
Net income	657	10	667	746	23	769
Other comprehensive income	(1,022)	—	(1,022)	(775)	—	(775)
Issuances	(5)	—	(5)	(10)	—	(10)
Settlements	(184)	—	(184)	(199)	—	(199)
Transfers out, net	(70)	—	(70)	(149)	—	(149)

End of the period	$1,608	$5	$1,613	$1,608	$5	$1,613

Unrealized gains or losses included in income for the three and six months ended December 31, 2013 and December 31, 2012, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2013	2012	2013	2012
Condensed Statement of Income location
Fair value adjustments on other non-trading portfolios, net	$398	$559	$420	$664

The following table provides the details of all inter-level transfers during the three and six months ended December 31, 2013 and December 31, 2012:

In millions of U.S. dollars

	Three Months Ended December 31,				Six Months Ended December 31,
	2013		2012		2013		2012
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$113	$(113)	$70	$(70)	$130	$(130)	$149	$(149)

37            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at December 31, 2013	Fair Value at June 30, 2013	Valuation Technique	Unobservable input	Range (average), December 31, 2013	Range (average) June 30, 2013
Currency swaps, Interest rate swaps	$409	$630	Discounted Cash Flow	Correlations	-36% to 83% (8%)	-30% to 88% (11%)

				Long-dated interest rate volatilities	13% to 34% (22%)	15% to 30% (21%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustments on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 7, 2013, IBRD’s Executive Directors approved the allocation of $147 million out of the net income earned in the fiscal year ended June 30, 2013 to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $99 million and an increase in Restricted Retained Earnings by $7 million.

On October 11, 2013, IBRD’s Board of Governors approved an immediate transfer to IDA of $621 million and $200 million to Surplus. The transfer to IDA was made on October 16, 2013.

Retained earnings comprise the following components at December 31, 2013 and June 30, 2013:

In millions of U.S. dollars

	December 31, 2013	June 30, 2013
Special Reserve	$293	$293
General Reserve	26,889	26,742
Pension Reserve	1,060	1,159
Surplus	317	117
Cumulative fair value adjustments[a]	53	48
Unallocated Net Income	552	881
Restricted Retained Earnings	32	25

Total	$29,196	$29,265

a.	Applicable to non-trading protfolios reported at fair value

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            38

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative Expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2013 and December 31, 2012:

In millions of U.S. dollars

	Three Months Ended December 31, 2013			Six Months Ended December 31, 2013
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$87	$21	$8	$176	$43	$17
Interest cost	155	29	9	310	57	17
Expected return on plan assets	(192)	(27)	—	(385)	(54)	—
Amortization of unrecognized prior service costs[a]	2	4	*	4	8	*
Amortization of unrecognized net actuarial losses[a]	28	7	7	54	14	14

Net periodic pension cost[b]	$80	$34	$24	$159	$68	$48

of which:
IBRD’s share	$36	$15	$11	$73	$31	$22
IDA’s share	$44	$19	$13	$86	$37	$26

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Administrative Expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Three Months Ended December 31, 2012			Six Months Ended December 31, 2012
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$93	$21	$7	$185	$42	$15
Interest cost	133	24	7	266	49	13
Expected return on plan assets	(180)	(25)	—	(360)	(50)	—
Amortization of unrecognized prior service costs[a]	2	4	*	4	7	*
Amortization of unrecognized net actuarial losses[a]	47	12	7	95	23	15

Net periodic pension cost[b]	$95	$36	$21	$190	$71	$43

of which:
IBRD’s share	$43	$16	$9	$89	$33	$20
IDA’s share	$52	$20	$12	$101	$38	$23

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Administrative Expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

39            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At December 31, 2013 and June 30, 2013, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars

	December 31, 2013
		Administrative	Derivative Transactions[a]		Pension and Other
	Loans	Services	Receivable	Payable	Postretirement Benefits	Total
IDA	$—	$350	$4,695	$(4,805)	$(874)	$(634)
IFC	226	38	—	—	(156)	108
MIGA	—	3	—	—	(7)	(4)

	$226	$391	$4,695	$(4,805)	$(1,037)	$(530)

In millions of U.S. dollars
	June 30, 2013
		Administrative	Derivative Transactions[a]		Pension and Other
	Loans	Services	Receivable	Payable	Postretirement Benefits	Total
IDA	$—	$413	$5,242	$(5,307)	$(887)	$(539)
IFC	230	45	—	—	(144)	131
MIGA	—	2	—	—	(6)	(4)

	$230	$460	$5,242	$(5,307)	$(1,037)	$(412)

a.	For details on derivative transactions relating to client operations, see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities—Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for IBRD’s share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At December 31, 2013, the balance of the loan under this facility amounted to $30 million ($34 million—June 30, 2013) and carried a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Board of Executive Directors approved for IBRD to lend up to $197 million to IFC. This loan is at LIBOR minus 25 basis points (0.09% as of December 31, 2013) and is not eligible for interest waivers. At December 31, 2013, the balance of this loan was $196 million. ($196 million—June 30, 2013).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three and six months ended December 31, 2013, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $395 million and $771 million, respectively ($390 million and $733 million, respectively—three and six months ended December 31, 2012).

Income jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three and six months ended December 31, 2013, IBRD’s other income is net of income allocated to IDA of $64 million and $112 million, respectively ($62 million and $97 million, respectively—three and six months ended December 31, 2012).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            40

At December 31, 2013, the amount receivable for administrative services was net of IDA’s share of investments associated with PCRF.

For the three and six months ended December 31, 2013 and December 31, 2012, the amount of fee revenue associated with services provided to other affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2013	2012	2013	2012
Fees charged to IFC	$14	$10	$24	$17
Fees charged to MIGA	1	2	2	3

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

NOTE J—COMPREHENSIVE INCOME / LOSS

Comprehensive income / loss comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the six months ended December 31, 2013 and December 31, 2012:

In millions of U.S. dollars

	Six Months Ended December 31, 2013
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$696	$405	$—		$405	$1,101
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(513)	—	1	[b]	1	(512)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,438)	—	82	[c]	82	(3,356)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(166)	—	12	[c]	12	(154)

Total Accumulated Other Comprehensive Loss	$(2,921)	$405	$95		$500	$(2,421)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Fair value adjustments on other non-trading portfolios, net in the Condensed Statement of Income.
c.	See Note H-Pension and Other Post Retirement Benefits.

41            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

In millions of U.S. dollars

	Six Months Ended December 31, 2012
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$313	$339	$—		$339	$652
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(516)	—	2	[b]	2	(514)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(4,544)	—	133	[c]	133	(4,411)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(170)	—	11	[c]	11	(159)

Total Accumulated Other Comprehensive Loss	$(4,417)	$339	$146		$485	$(3,932)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Fair value adjustments on other non-trading portfolios, net in the Condensed Statement of Income.
c.	See Note H-Pension and Other Post Retirement Benefits.

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of December 31, 2013 and June 30, 2013.

In millions of U.S. dollars

	December 31, 2013			June 30, 2013
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from banks	$3,561	$3,561		$4,763	$4,763
Investments
Trading (including Securities purchased under resale agreements)	32,147	32,147		34,304	34,304
AFS	—	—		2,570	2,570
Net loans outstanding	151,332	147,464		141,692	138,010
Derivative assets
Investments	16,787	16,787		14,550	14,550
Client operations	22,673	22,673		23,907	23,907
Borrowings	96,447	96,447		96,956	96,956
Other asset/liability	2,082	2,082		3,433	3,433
Borrowings	145,852	145,850	[a]	142,406	142,403	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	3,255	3,255		7,028	7,028
Derivative liabilities
Investments	17,259	17,259		14,783	14,783
Client operations	22,654	22,654		23,887	23,887
Borrowings	91,829	91,829		91,558	91,558
Other asset/liability	780	780		903	903

a.	Includes $2 million ($3 million—June 30, 2013) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013            42

Valuation Methods and Assumptions

As of December 31, 2013 and June 30, 2013, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: Note C

Loans and other exposures: Note D

Borrowings: Note E

Derivative instruments: Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustments on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustments on non-trading portfolios, net, for the three and six months ended December 31, 2013 and December 31, 2012.

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2013	2012	2013	2012
Fair value adjustments on non-trading portfolios, net—(losses) gains:
Equity management, net	$(125)	$(211)	$(995)	$15
Other non-trading portfolios, net
Borrowings—Note E	659	(304)	1,209	(491)
Derivatives—Note F
Borrowing derivatives[a]	(82)	289	(328)	875
Other assets/liabilities derivatives	13	3	20	(19)
Client operations derivatives	(1)	9	(2)	8
Loan—Note D	2	(1)	(2)	6

Total other non-trading portfolios, net	591	(4)	897	379

Total fair value adjustments on non-trading portfolios, net	$466	$(215)	$(98)	$394

a.	Includes derivatives associated with loan portfolio which are used to manage the repricing risk between loans and borrowings.

43            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2013

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of December 31, 2013, the related condensed statements of income and comprehensive income for the three and six-month periods ended December 31, 2013 and 2012, and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2013 and 2012.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2013

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2013, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2013. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2013, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

February 10, 2014

            44

International Bank for Reconstruction and Development
SEC Report—Changes in Borrowings Medium Long Term October 01, 2013 through December 31, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1217AUD03.06	0000012725	AUD	5,500,000	5,118,575	13-Nov-2013	05-Dec-2013	06-Dec-2017
BOND/SELL AUD/IBRD/GDIF/1120AUD00.00	0000012726	AUD	15,226,070	14,150,348	14-Nov-2013	21-Nov-2013	13-Nov-2020

Sub-total New Borrowings—Australian Dollar			20,726,070	19,268,923

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/1118BRL00.50	0000012673	BRL	140,000,000	64,412,238	22-Oct-2013	21-Nov-2013	21-Nov-2018
BOND/SELL BRL/IBRD/GDIF/1116BRL00.50	0000012680	BRL	35,000,000	15,972,618	24-Oct-2013	21-Nov-2013	21-Nov-2016
BOND/SELL BRL/IBRD/GDIF/0517BRL08.43	0000012666	BRL	115,000,000	52,714,813	17-Oct-2013	22-Nov-2013	30-May-2017
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000012776	BRL	50,000,000	21,549,402	11-Dec-2013	18-Dec-2013	02-Mar-2017
BOND/SELL BRL/IBRD/GDIF/1218BRL00.50	0000012745	BRL	130,000,000	56,577,086	21-Nov-2013	19-Dec-2013	19-Dec-2018

Sub-total New Borrowings—Brazilian Real			470,000,000	211,226,158

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/1018CAD02.125	0000012671	CAD	500,000,000	485,837,827	21-Oct-2013	30-Oct-2013	30-Oct-2018

Sub-total New Borrowings—Canadian Dollar			500,000,000	485,837,827

Euro
BOND/SELL EUR/IBRD/GDIF/1216EUR00.375	0000012711	EUR	1,000,000,000	1,350,800,000	06-Nov-2013	13-Nov-2013	15-Dec-2016

Sub-total New Borrowings—Euro			1,000,000,000	1,350,800,000

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1016GBP00.875	0000012667	GBP	60,000,000	97,272,000	18-Oct-2013	25-Oct-2013	25-Oct-2016

Sub-total New Borrowings—Pound Sterling			60,000,000	97,272,000

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/1133JPYSTR06	0000012662	JPY	300,000,000	3,042,134	15-Oct-2013	14-Nov-2013	14-Nov-2033
BOND/SELL JPY/IBRD/GDIF/1217JPYSTR01	0000012675	JPY	3,655,000,000	37,148,084	22-Oct-2013	27-Nov-2013	05-Dec-2017
BOND/SELL JPY/IBRD/GDIF/1243JPYSTR	0000012723	JPY	100,000,000	1,004,975	13-Nov-2013	03-Dec-2013	03-Dec-2043
BOND/SELL JPY/IBRD/GDIF/1217JPYSTR02	0000012742	JPY	2,715,000,000	27,183,980	20-Nov-2013	19-Dec-2013	20-Dec-2017
BOND/SELL JPY/IBRD/GDIF/0218JPYSTR01	0000012781	JPY	3,531,000,000	34,276,562	16-Dec-2013	30-Jan-2014	01-Feb-2018

Sub-total New Borrowings—Japanese Yen			10,301,000,000	102,655,734

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1118MXN03.15	0000012672	MXN	350,000,000	26,980,150	22-Oct-2013	13-Nov-2013	13-Nov-2018
BOND/SELL MXN/IBRD/GDIF/1218MXN03.62	0000012730	MXN	300,000,000	23,223,769	19-Nov-2013	11-Dec-2013	11-Dec-2018
BOND/SELL MXN/IBRD/GDIF/0119MXN03.70	0000012789	MXN	300,000,000	23,219,455	19-Dec-2013	16-Jan-2014	16-Jan-2019

Sub-total New Borrowings—Mexican Peso			950,000,000	73,423,374

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1015NGN10.00	0000012670	NGN	8,000,000,000	50,141,040	21-Oct-2013	28-Oct-2013	28-Oct-2015

Sub-total New Borrowings—Nigerian Naira			8,000,000,000	50,141,040

Page 1/7

International Bank for Reconstruction and Development
SEC Report—Changes in Borrowings Medium Long Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1116TRY07.50	0000012727	TRY	50,000,000	24,427,183	14-Nov-2013	21-Nov-2013	21-Nov-2016

Sub-total New Borrowings—Turkish Lira			50,000,000	24,427,183

United States Dollar
BOND/SELL USD/IBRD/GDIF/1115USD00.375	0000012681	USD	3,000,000,000	3,000,000,000	24-Oct-2013	01-Nov-2013	16-Nov-2015
BOND/SELL USD/IBRD/GDIF/1120USD02.125	0000012682	USD	3,000,000,000	3,000,000,000	24-Oct-2013	01-Nov-2013	01-Nov-2020
BOND/SELL USD/IBRD/GDIF/0815USDFRN	0000012701	USD	250,000,000	250,000,000	30-Oct-2013	06-Nov-2013	07-Aug-2015
BOND/SELL USD/IBRD/GDIF/1120USDSTR	0000012719	USD	20,000,000	20,000,000	08-Nov-2013	26-Nov-2013	26-Nov-2020
BOND/SELL USD/IBRD/GDIF/1218USDSTR01	0000012755	USD	5,000,000	5,000,000	02-Dec-2013	16-Dec-2013	17-Dec-2018
BOND/SELL USD/IBRD/GDIF/1218USDSTR02	0000012762	USD	50,000,000	50,000,000	04-Dec-2013	18-Dec-2013	18-Dec-2018

Sub-total New Borrowings—United States Dollar			6,325,000,000	6,325,000,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1116ZAR06.25	0000012710	ZAR	250,000,000	24,473,813	05-Nov-2013	14-Nov-2013	04-Nov-2016
BOND/SELL ZAR/IBRD/GDIF/0118ZAR06.00	0000012724	ZAR	100,000,000	9,654,979	13-Nov-2013	19-Dec-2013	10-Jan-2018

Sub-total New Borrowings—South African Rand			350,000,000	34,128,792

Total New Borrowings				8,774,181,031

Matured Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1013AUD05.00	0000009853	AUD	(16,900,000)	(16,053,310)	14-Oct-2009	29-Oct-2009	29-Oct-2013
BOND/SELL AUD/IBRD/GDIF/1113AUD05.10	0000009889	AUD	(14,110,000)	(13,296,559)	05-Nov-2009	19-Nov-2009	19-Nov-2013
BOND/SELL AUD/IBRD/GDIF/1213AUD05.00	0000009911	AUD	(8,120,000)	(7,422,086)	20-Nov-2009	01-Dec-2009	02-Dec-2013
BOND/SELL AUD/IBRD/GDIF/1213AUD05.22	0000009934	AUD	(39,645,000)	(35,341,535)	03-Dec-2009	29-Dec-2009	27-Dec-2013
BOND/SELL AUD/IBRD/GDIF/1013AUD04.68	0000010112	AUD	(12,000,000)	(11,372,400)	01-Apr-2010	27-Apr-2010	11-Oct-2013
BOND/SELL AUD/IBRD/GDIF/1113AUD04.74	0000010151	AUD	(10,000,000)	(9,293,500)	22-Apr-2010	25-May-2010	14-Nov-2013
BOND/SELL AUD/IBRD/GDIF/1213AUD04.38	0000010201	AUD	(40,000,000)	(35,656,000)	20-May-2010	29-Jun-2010	13-Dec-2013

Sub-total Matured Borrowings—Australian Dollar			(140,775,000)	(128,435,390)

Brazilian Reals
BOND/SELL BRL/IBRD/GDIF/1013BRL08.73	0000009833	BRL	(33,180,000)	(15,157,606)	30-Sep-2009	27-Oct-2009	28-Oct-2013
BOND/SELL BRL/IBRD/GDIF/1113BRL09.00	0000009867	BRL	(23,540,000)	(10,218,123)	23-Oct-2009	25-Nov-2009	27-Nov-2013
BOND/SELL BRL/IBRD/GDIF/1213BRL08.76	0000009916	BRL	(33,600,000)	(14,311,575)	24-Nov-2009	21-Dec-2009	19-Dec-2013
BOND/SELL BRL/IBRD/GDIF/1213BRL05.575	0000011434	BRL	(250,000,000)	(107,916,775)	31-May-2012	08-Jun-2012	09-Dec-2013

Sub-total Matured Borrowings—Brazilian Reals			(340,320,000)	(147,604,078)

Chilean Pesos
BOND/SELL CLP/IBRD/GDIF/1213CLP04.25	0000010865	CLP	(30,000,000,000)	(56,888,215)	28-Jul-2011	08-Aug-2011	18-Dec-2013

Sub-total Matured Borrowings—Chilean Pesos			(30,000,000,000)	(56,888,215)

Euro
BOND/SELL EUR/IBRD/GDIF/1113EURSTR	0000008374	EUR	(115,500,000)	(155,006,775)	29-Oct-2007	01-Nov-2007	08-Nov-2013
BOND/SELL EUR/IBRD/GDIF/1213EURSTR	0000008590	EUR	(13,500,000)	(18,466,650)	14-Dec-2007	21-Dec-2007	24-Dec-2013

Sub-total Matured Borrowings—Euro			(129,000,000)	(173,473,425)

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1213GBP01.25	0000010424	GBP	(600,000,000)	(986,370,000)	28-Oct-2010	05-Nov-2010	10-Dec-2013
BOND/SELL GBP/IBRD/GDIF/1213GBP01.25	0000010527	GBP	(300,000,000)	(493,185,000)	05-Jan-2011	12-Jan-2011	10-Dec-2013
BOND/SELL GBP/IBRD/GDIF/1213GBP01.25	0000010599	GBP	(150,000,000)	(246,592,500)	08-Feb-2011	16-Feb-2011	10-Dec-2013
BOND/SELL GBP/IBRD/GDIF/1213GBP01.25	0000011020	GBP	(150,000,000)	(246,592,500)	26-Oct-2011	03-Nov-2011	10-Dec-2013

Sub-total Matured Borrowings—Pound Sterling			(1,200,000,000)	(1,972,740,000)

Page 2/7

International Bank for Reconstruction and Development
SEC Report—Changes in Borrowings Medium Long Term October 01, 2013 through December 31, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Ghanaian Cedi
BOND/SELL GHS/IBRD/GDIF/1013GHS09.25	0000010404	GHS	(30,000,000)	(13,777,268)	14-Oct-2010	28-Oct-2010	10-Oct-2013
BOND/SELL GHS/IBRD/GDIF/1013GHS09.25	0000010455	GHS	(35,000,000)	(16,073,479)	15-Nov-2010	19-Nov-2010	10-Oct-2013
BOND/SELL GHS/IBRD/GDIF/1213GHS09.20	0000010532	GHS	(29,200,000)	(12,559,140)	07-Jan-2011	21-Jan-2011	12-Dec-2013

Sub-total Matured Borrowings—Ghanaian Cedi			(94,200,000)	(42,409,886)

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1013NGN13.00	0000011581	NGN	(4,000,000,000)	(25,173,080)	23-Aug-2012	04-Sep-2012	30-Oct-2013
BOND/SELL NGN/IBRD/GDIF/1013NGN13.00	0000011611	NGN	(1,750,000,000)	(11,013,223)	13-Sep-2012	24-Sep-2012	30-Oct-2013
BOND/SELL NGN/IBRD/GDIF/1013NGN13.00	0000011650	NGN	(2,000,000,000)	(12,586,540)	05-Oct-2012	12-Oct-2012	30-Oct-2013

Sub-total Matured Borrowings—Nigerian Naira			(7,750,000,000)	(48,772,843)

New Zealand Dollars
BOND/SELL NZD/IBRD/GDIF/1013NZD04.02	0000010113	NZD	(7,000,000)	(5,842,200)	01-Apr-2010	27-Apr-2010	11-Oct-2013
BOND/SELL NZD/IBRD/GDIF/1113NZD04.02	0000010152	NZD	(5,000,000)	(4,122,750)	22-Apr-2010	25-May-2010	14-Nov-2013
BOND/SELL NZD/IBRD/GDIF/1213NZD04.14	0000010199	NZD	(32,000,000)	(26,270,400)	20-May-2010	29-Jun-2010	13-Dec-2013

Sub-total Matured Borrowings—New Zealand Dollars			(44,000,000)	(36,235,350)

Russian Ruble
BOND/SELL RUB/IBRD/GDIF/1013RUB07.50	0000009244	RUB	(130,000,000)	(4,087,465)	12-Sep-2008	23-Oct-2008	23-Oct-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010047	RUB	(200,000,000)	(6,108,614)	01-Mar-2010	11-Mar-2010	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010101	RUB	(500,000,000)	(15,271,536)	30-Mar-2010	12-Apr-2010	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010254	RUB	(1,000,000,000)	(30,543,071)	17-Jun-2010	24-Jun-2010	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010271	RUB	(500,000,000)	(15,271,536)	23-Jun-2010	01-Jul-2010	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010292	RUB	(500,000,000)	(15,271,536)	02-Jul-2010	12-Jul-2010	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010318	RUB	(500,000,000)	(15,271,536)	20-Jul-2010	27-Jul-2010	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010354	RUB	(850,000,000)	(25,961,610)	24-Aug-2010	01-Sep-2010	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010361	RUB	(650,000,000)	(19,852,996)	02-Sep-2010	10-Sep-2010	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010479	RUB	(500,000,000)	(15,271,536)	29-Nov-2010	13-Dec-2010	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010522	RUB	(500,000,000)	(15,271,536)	04-Jan-2011	11-Jan-2011	11-Dec-2013
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000011431	RUB	(1,500,000,000)	(45,814,607)	30-May-2012	06-Jun-2012	11-Dec-2013

Sub-total Matured Borrowings—Russian Ruble			(7,330,000,000)	(223,997,577)

Swedish Krone
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010421	SEK	(900,000,000)	(136,605,801)	27-Oct-2010	08-Nov-2010	08-Nov-2013
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010650	SEK	(400,000,000)	(60,713,689)	11-Mar-2011	18-Mar-2011	08-Nov-2013
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010670	SEK	(150,000,000)	(22,767,634)	22-Mar-2011	28-Mar-2011	08-Nov-2013
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010781	SEK	(200,000,000)	(30,356,845)	27-May-2011	07-Jun-2011	08-Nov-2013
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010847	SEK	(2,500,000,000)	(379,460,559)	21-Jul-2011	29-Jul-2011	08-Nov-2013
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010871	SEK	(250,000,000)	(37,946,056)	03-Aug-2011	11-Aug-2011	08-Nov-2013
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010979	SEK	(150,000,000)	(22,767,634)	27-Sep-2011	05-Oct-2011	08-Nov-2013

Sub-total Matured Borrowings—Swedish Krone			(4,550,000,000)	(690,618,217)

Page 3/7

International Bank for Reconstruction and Development
SEC Report—Changes in Borrowings Medium Long Term October 01, 2013 through December 31, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000010379	TRY	(7,189,000)	(3,596,298)	21-Sep-2010	04-Oct-2010	04-Oct-2013
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000010769	TRY	(25,000,000)	(12,506,253)	23-May-2011	31-May-2011	04-Oct-2013
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000010787	TRY	(25,000,000)	(12,506,253)	01-Jun-2011	08-Jun-2011	04-Oct-2013
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000010820	TRY	(50,000,000)	(25,012,506)	04-Jul-2011	12-Jul-2011	04-Oct-2013
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000011367	TRY	(25,000,000)	(12,506,253)	25-Apr-2012	02-May-2012	04-Oct-2013
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000011454	TRY	(75,000,000)	(37,518,759)	13-Jun-2012	20-Jun-2012	04-Oct-2013
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000011508	TRY	(100,000,000)	(50,025,013)	12-Jul-2012	19-Jul-2012	04-Oct-2013
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000011544	TRY	(50,000,000)	(25,012,506)	31-Jul-2012	07-Aug-2012	04-Oct-2013

Sub-total Matured Borrowings—Turkish Lira			(357,189,000)	(178,683,842)

United States Dollar
BOND/SELL USD/IBRD/GDIF/1113USD05.50	0000001073	USD	(500,000,000)	(500,000,000)	19-Nov-1998	25-Nov-1998	25-Nov-2013
BOND/SELL USD/IBRD/GDIF/1213USDSTR	0000006634	USD	(35,000,000)	(35,000,000)	19-Nov-2003	10-Dec-2003	10-Dec-2013
BOND/SELL USD/IBRD/GDIF/1013USD03.50	0000009278	USD	(1,500,000,000)	(1,500,000,000)	01-Oct-2008	08-Oct-2008	08-Oct-2013
BOND/SELL USD/IBRD/GDIF/1013USD03.50	0000009707	USD	(150,000,000)	(150,000,000)	22-Jul-2009	05-Aug-2009	08-Oct-2013
BOND/SELL USD/IBRD/GDIF/1013USD01.32	0000009792	USD	(8,000,000)	(8,000,000)	03-Sep-2009	29-Sep-2009	11-Oct-2013
BOND/SELL USD/IBRD/GDIF/1013USD03.50	0000009847	USD	(70,000,000)	(70,000,000)	08-Oct-2009	15-Oct-2009	08-Oct-2013
BOND/SELL USD/IBRD/GDIF/1013USD01.38	0000009824	USD	(14,000,000)	(14,000,000)	24-Sep-2009	22-Oct-2009	11-Oct-2013
BOND/SELL USD/IBRD/GDIF/1113USD01.50	0000009852	USD	(10,000,000)	(10,000,000)	14-Oct-2009	12-Nov-2009	13-Nov-2013
BOND/SELL USD/IBRD/GDIF/1113USD01.44	0000009859	USD	(15,000,000)	(15,000,000)	16-Oct-2009	17-Nov-2009	14-Nov-2013
BOND/SELL USD/IBRD/GDIF/1213USD01.62	0000009887	USD	(5,000,000)	(5,000,000)	04-Nov-2009	03-Dec-2009	04-Dec-2013
BOND/SELL USD/IBRD/GDIF/1213USD02.00	0000009913	USD	(130,000,000)	(130,000,000)	20-Nov-2009	04-Dec-2009	04-Dec-2013
BOND/SELL USD/IBRD/GDIF/1213USD01.20	0000009898	USD	(7,000,000)	(7,000,000)	12-Nov-2009	08-Dec-2009	13-Dec-2013
BOND/SELL USD/IBRD/GDIF/1213USD02.00	0000009949	USD	(50,000,000)	(50,000,000)	15-Dec-2009	22-Dec-2009	04-Dec-2013
BOND/SELL USD/IBRD/GDIF/1213USDSTR02	0000010489	USD	(106,500,000)	(106,500,000)	07-Dec-2010	13-Dec-2010	19-Dec-2013
BOND/SELL USD/IBRD/GDIF/1113USD00.50	0000011006	USD	(4,000,000,000)	(4,000,000,000)	19-Oct-2011	26-Oct-2011	26-Nov-2013
BOND/SELL USD/IBRD/GDIF/1113USD00.50	0000011059	USD	(2,250,000,000)	(2,250,000,000)	21-Nov-2011	30-Nov-2011	26-Nov-2013
BOND/SELL USD/IBRD/GDIF/1213USD00.50	0000011084	USD	(400,000,000)	(400,000,000)	05-Dec-2011	15-Dec-2011	16-Dec-2013
BOND/SELL USD/IBRD/GDIF/1213USD00.50	0000011128	USD	(110,000,000)	(110,000,000)	20-Dec-2011	04-Jan-2012	16-Dec-2013
BOND/SELL USD/IBRD/GDIF/1213USDSTR01	0000010215	USD	(19,578,000)	(19,578,000)	27-May-2010	02-Jun-2010	05-Dec-2013
BOND/SELL USD/IBRD/GDIF/1213USDSTR03	0000011770	USD	(70,300,000)	(70,300,000)	14-Nov-2012	23-Nov-2012	20-Dec-2013

Sub-total Matured Borrowings—United States Dollar			(9,450,378,000)	(9,450,378,000)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1013ZAR08.10	0000007588	ZAR	(70,000,000)	(7,029,524)	13-Sep-2006	12-Oct-2006	10-Oct-2013
BOND/SELL ZAR/IBRD/GDIF/1213ZAR10.56	0000009010	ZAR	(50,000,000)	(4,861,874)	17-Jun-2008	07-Jul-2008	10-Dec-2013
BOND/SELL ZAR/IBRD/GDIF/1213ZAR06.45	0000010232	ZAR	(631,000,000)	(60,924,978)	09-Jun-2010	21-Jun-2010	19-Dec-2013

Sub-total Matured Borrowings—South African Rand			(751,000,000)	(72,816,376)

Zimbabwean Dollar
BOND/SELL ZMW/IBRD/GDIF/1213ZMW06.75	0000011963	ZMW	(235,500,000)	(42,166,517)	02-Jan-2013	02-Jan-2013	06-Dec-2013

Sub-total Matured Borrowings—Zimbabwean Dollar			(235,500,000)	(42,166,517)

Total Matured Borrowings				(13,265,219,716)

Page 4/7

International Bank for Reconstruction and Development
SEC Report—Changes in Borrowings Medium Long Term October 01, 2013 through December 31, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/0916AUD04.11	0000012697	AUD	(4,400,000)	(4,192,320)	29-Oct-2013	05-Nov-2013	12-Sep-2016
BOND/BUY AUD/IBRD/GDIF/1116AUD03.71	0000012698	AUD	(5,580,000)	(5,316,624)	29-Oct-2013	05-Nov-2013	14-Nov-2016
BOND/BUY AUD/IBRD/GDIF/1115AUD04.00	0000012699	AUD	(6,100,000)	(5,812,080)	29-Oct-2013	05-Nov-2013	16-Nov-2015
BOND/BUY AUD/IBRD/GDIF/0615AUD03.25	0000012705	AUD	(6,172,000)	(5,835,626)	01-Nov-2013	08-Nov-2013	12-Jun-2015
BOND/BUY AUD/IBRD/GDIF/0715AUD05.13	0000012708	AUD	(4,571,000)	(4,321,881)	01-Nov-2013	08-Nov-2013	14-Jul-2015
BOND/BUY AUD/IBRD/GDIF/0915AUD05.06	0000012709	AUD	(4,537,000)	(4,289,734)	01-Nov-2013	08-Nov-2013	17-Sep-2015
BOND/BUY AUD/IBRD/GDIF/1015AUD03.37	0000012737	AUD	(2,876,000)	(2,621,618)	20-Nov-2013	27-Nov-2013	27-Oct-2015
BOND/BUY AUD/IBRD/GDIF/0617AUD03.24	0000012739	AUD	(2,934,000)	(2,674,488)	20-Nov-2013	27-Nov-2013	13-Jun-2017
BOND/BUY AUD/IBRD/GDIF/0815AUD05.00	0000012743	AUD	(3,662,000)	(3,338,096)	20-Nov-2013	27-Nov-2013	17-Aug-2015
BOND/BUY AUD/IBRD/GDIF/1017AUD03.10	0000012744	AUD	(2,427,000)	(2,212,332)	20-Nov-2013	27-Nov-2013	12-Oct-2017

Sub-total early Retirements—Australian Dollar			(43,259,000)	(40,614,797)

Chilean Peso
BOND/BUY CLP/IBRD/GDIF/0115CLP04.25	0000012637	CLP	(45,000,000,000)	(90,081,073)	25-Sep-2013	04-Oct-2013	28-Jan-2015

Sub-total early Retirements—Chilean Peso			(45,000,000,000)	(90,081,073)

Euro
BOND/BUY EUR/IBRD/GDIF/1218ITLSTR01E	0000012661	EUR	(1,218,838)	(1,675,110)	11-Oct-2013	23-Oct-2013	03-Dec-2018
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000012649	EUR	(4,131,655)	(5,629,174)	03-Oct-2013	17-Oct-2013	07-Nov-2016
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000012736	EUR	(2,220,765)	(3,022,350)	20-Nov-2013	29-Nov-2013	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000012748	EUR	(6,713,940)	(9,255,166)	26-Nov-2013	16-Dec-2013	07-Nov-2016

Sub-total early Retirements—Euro			(14,285,198)	(19,581,800)

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000012643	GBP	(15,613,000)	(25,090,091)	27-Sep-2013	07-Oct-2013	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000012652	GBP	(14,385,000)	(22,982,195)	03-Oct-2013	11-Oct-2013	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000012772	GBP	(17,947,000)	(29,180,925)	10-Dec-2013	17-Dec-2013	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000012773	GBP	(10,000,000)	(16,259,500)	10-Dec-2013	17-Dec-2013	07-Jun-2021

Sub-total early Retirements—Pound Sterling			(57,945,000)	(93,512,711)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/1033JPYSTR05	0000012604	JPY	(1,100,000,000)	(11,154,490)	12-Sep-2013	15-Oct-2013	14-Oct-2033
BOND/BUY JPY/IBRD/GDIF/1035JPYSTR	0000012605	JPY	(500,000,000)	(5,070,223)	12-Sep-2013	15-Oct-2013	15-Oct-2035
BOND/BUY JPY/IBRD/GDIF/1033JPYSTR07	0000012601	JPY	(1,100,000,000)	(11,213,619)	11-Sep-2013	21-Oct-2013	20-Oct-2033
BOND/BUY JPY/IBRD/GDIF/1032JPYSTR16	0000012629	JPY	(1,000,000,000)	(10,194,200)	19-Sep-2013	21-Oct-2013	21-Oct-2032
BOND/BUY JPY/IBRD/GDIF/1032JPYSTR	0000012639	JPY	(400,000,000)	(4,113,111)	26-Sep-2013	25-Oct-2013	25-Oct-2032
BOND/BUY JPY/IBRD/GDIF/1027JPYSTR02	0000012638	JPY	(100,000,000)	(1,024,275)	26-Sep-2013	28-Oct-2013	26-Oct-2027
BOND/BUY JPY/IBRD/GDIF/1032JPYSTR17	0000012644	JPY	(1,200,000,000)	(12,291,304)	27-Sep-2013	28-Oct-2013	28-Oct-2032
BOND/BUY JPY/IBRD/GDIF/1034JPYSTR01	0000012645	JPY	(1,000,000,000)	(10,242,753)	27-Sep-2013	28-Oct-2013	27-Oct-2034
BOND/BUY JPY/IBRD/GDIF/1035JPYSTR04	0000012650	JPY	(500,000,000)	(5,121,377)	03-Oct-2013	28-Oct-2013	26-Oct-2035
BOND/BUY JPY/IBRD/GDIF/1026JPYSTR01	0000012631	JPY	(2,000,000,000)	(20,476,069)	23-Sep-2013	29-Oct-2013	29-Oct-2026
BOND/BUY JPY/IBRD/GDIF/1037JPYSTR29	0000012646	JPY	(200,000,000)	(2,047,607)	30-Sep-2013	29-Oct-2013	29-Oct-2037
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR08	0000012653	JPY	(150,000,000)	(1,521,530)	04-Oct-2013	06-Nov-2013	06-Nov-2037
BOND/BUY JPY/IBRD/GDIF/1135JPYSTR	0000012656	JPY	(500,000,000)	(5,066,369)	08-Oct-2013	07-Nov-2013	07-Nov-2035
BOND/BUY JPY/IBRD/GDIF/1131JPYSTR02	0000012657	JPY	(1,400,000,000)	(14,258,797)	09-Oct-2013	08-Nov-2013	08-Nov-2031
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR12	0000012658	JPY	(200,000,000)	(2,005,917)	10-Oct-2013	12-Nov-2013	09-Nov-2037

Page 5/7

International Bank for Reconstruction and Development
SEC Report—Changes in Borrowings Medium Long Term October 01, 2013 through December 31, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR03	0000012659	JPY	(100,000,000)	(1,002,959)	10-Oct-2013	12-Nov-2013	11-May-2037
BOND/BUY JPY/IBRD/GDIF/1132JPYSTR04	0000012660	JPY	(1,000,000,000)	(10,029,587)	10-Oct-2013	12-Nov-2013	12-Nov-2032
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR23	0000012694	JPY	(1,000,000,000)	(10,049,746)	28-Oct-2013	13-Nov-2013	13-Nov-2037
BOND/BUY JPY/IBRD/GDIF/1131JPYSTR07	0000012664	JPY	(800,000,000)	(8,003,201)	16-Oct-2013	14-Nov-2013	14-Nov-2031
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR21	0000012676	JPY	(700,000,000)	(7,008,761)	23-Oct-2013	20-Nov-2013	20-Nov-2037
BOND/BUY JPY/IBRD/GDIF/1131JPYSTR06	0000012678	JPY	(1,100,000,000)	(11,013,767)	23-Oct-2013	20-Nov-2013	20-Nov-2031
BOND/BUY JPY/IBRD/GDIF/0818JPYSTR02	0000012717	JPY	(8,657,000,000)	(86,678,348)	07-Nov-2013	20-Nov-2013	20-Aug-2018
BOND/BUY JPY/IBRD/GDIF/1133JPYSTR05	0000012665	JPY	(100,000,000)	(982,608)	17-Oct-2013	25-Nov-2013	25-Nov-2033
BOND/BUY JPY/IBRD/GDIF/1132JPYSTR10	0000012686	JPY	(700,000,000)	(6,878,255)	25-Oct-2013	25-Nov-2013	25-Nov-2032
BOND/BUY JPY/IBRD/GDIF/1136JPYSTR01	0000012689	JPY	(700,000,000)	(6,878,255)	25-Oct-2013	25-Nov-2013	25-Nov-2036
BOND/BUY JPY/IBRD/GDIF/1131JPYSTR12	0000012685	JPY	(1,000,000,000)	(9,863,392)	25-Oct-2013	26-Nov-2013	26-Nov-2031
BOND/BUY JPY/IBRD/GDIF/0537JPYSTR15	0000012688	JPY	(100,000,000)	(986,339)	25-Oct-2013	26-Nov-2013	26-May-2037
BOND/BUY JPY/IBRD/GDIF/1132JPYSTR14	0000012695	JPY	(1,900,000,000)	(18,740,445)	25-Oct-2013	26-Nov-2013	26-Nov-2032
BOND/BUY JPY/IBRD/GDIF/1137JPYSTR34	0000012693	JPY	(100,000,000)	(982,318)	28-Oct-2013	27-Nov-2013	27-Nov-2037
BOND/BUY JPY/IBRD/GDIF/0538JPYSTR15	0000012728	JPY	(200,000,000)	(1,955,130)	14-Nov-2013	29-Nov-2013	28-May-2038
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR06	0000012731	JPY	(800,000,000)	(7,805,259)	19-Nov-2013	04-Dec-2013	04-Dec-2037
BOND/BUY JPY/IBRD/GDIF/0638JPYSTR02	0000012741	JPY	(200,000,000)	(1,959,344)	20-Nov-2013	05-Dec-2013	04-Jun-2038
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR11	0000012700	JPY	(100,000,000)	(979,096)	30-Oct-2013	06-Dec-2013	06-Dec-2032
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR06	0000012714	JPY	(300,000,000)	(2,937,289)	06-Nov-2013	06-Dec-2013	06-Dec-2032
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR01	0000012712	JPY	(1,200,000,000)	(11,642,573)	06-Nov-2013	09-Dec-2013	09-Dec-2032
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR03	0000012718	JPY	(1,000,000,000)	(9,702,144)	07-Nov-2013	09-Dec-2013	09-Dec-2032
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR17	0000012721	JPY	(2,000,000,000)	(19,399,583)	08-Nov-2013	10-Dec-2013	10-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR18	0000012722	JPY	(800,000,000)	(7,806,020)	12-Nov-2013	11-Dec-2013	11-Dec-2032
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR12	0000012749	JPY	(100,000,000)	(975,753)	26-Nov-2013	11-Dec-2013	11-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR14	0000012750	JPY	(100,000,000)	(975,753)	26-Nov-2013	11-Dec-2013	11-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1233JPYSTR02	0000012729	JPY	(1,000,000,000)	(9,707,324)	15-Nov-2013	16-Dec-2013	15-Dec-2033
BOND/BUY JPY/IBRD/GDIF/1231JPYSTR10	0000012732	JPY	(1,100,000,000)	(10,682,723)	19-Nov-2013	17-Dec-2013	17-Dec-2031
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR19	0000012733	JPY	(1,300,000,000)	(12,625,036)	19-Nov-2013	17-Dec-2013	17-Dec-2032
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR32	0000012734	JPY	(100,000,000)	(971,204)	19-Nov-2013	18-Dec-2013	18-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR33	0000012735	JPY	(200,000,000)	(1,942,408)	19-Nov-2013	18-Dec-2013	18-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1231JPYSTR16	0000012738	JPY	(1,100,000,000)	(10,570,317)	20-Nov-2013	19-Dec-2013	19-Dec-2031
BOND/BUY JPY/IBRD/GDIF/1232JPYSTR20	0000012746	JPY	(1,600,000,000)	(15,317,601)	21-Nov-2013	20-Dec-2013	20-Dec-2032
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR44	0000012767	JPY	(300,000,000)	(2,872,050)	06-Dec-2013	20-Dec-2013	18-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR36	0000012768	JPY	(2,000,000,000)	(19,147,001)	06-Dec-2013	20-Dec-2013	17-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR42	0000012769	JPY	(800,000,000)	(7,670,918)	09-Dec-2013	24-Dec-2013	21-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR38	0000012770	JPY	(100,000,000)	(958,865)	09-Dec-2013	24-Dec-2013	21-Dec-2037
BOND/BUY JPY/IBRD/GDIF/1237JPYSTR39	0000012771	JPY	(150,000,000)	(1,438,297)	09-Dec-2013	24-Dec-2013	21-Dec-2037

Sub-total early Retirements—Japanese Yen			(45,857,000,000)	(454,941,308)

Norwegian Krone
BOND/BUY NOK/IBRD/GDIF/0620NOK03.625	0000012651	NOK	(100,000,000)	(16,652,928)	03-Oct-2013	11-Oct-2013	22-Jun-2020
BOND/BUY NOK/IBRD/GDIF/0620NOK03.625	0000012720	NOK	(97,000,000)	(15,791,359)	08-Nov-2013	15-Nov-2013	22-Jun-2020

Sub-total early Retirements—Norwegian Krone			(197,000,000)	(32,444,287)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0814USDSTR06	0000012647	USD	(32,500,000)	(32,500,000)	01-Oct-2013	23-Oct-2013	23-Aug-2014
BOND/BUY USD/IBRD/GDIF/0514USDSTR06	0000012679	USD	(350,000,000)	(350,000,000)	23-Oct-2013	13-Nov-2013	27-May-2014
BOND/BUY USD/IBRD/GDIF/1114USDSTR05	0000012684	USD	(50,000,000)	(50,000,000)	25-Oct-2013	15-Nov-2013	15-Nov-2014
BOND/BUY USD/IBRD/GDIF/0615USDSTR02	0000012747	USD	(350,000,000)	(350,000,000)	25-Nov-2013	17-Dec-2013	17-Jun-2015

Page 6/7

International Bank for Reconstruction and Development
SEC Report—Changes in Borrowings Medium Long Term October 01, 2013 through December 31, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY USD/IBRD/GDIF/0714USDSTR02	0000012761	USD	(65,000,000)	(65,000,000)	03-Dec-2013	24-Dec-2013	03-Jul-2014
BOND/BUY USD/IBRD/GDIF/0714USDSTR05	0000012763	USD	(250,000,000)	(250,000,000)	04-Dec-2013	27-Dec-2013	22-Jul-2014
BOND/BUY USD/IBRD/GDIF/0315USDSTR03	0000012764	USD	(25,000,000)	(25,000,000)	04-Dec-2013	27-Dec-2013	26-Mar-2015
BOND/BUY USD/IBRD/GDIF/1140USDSTR02	0000012691	USD	(285,500,000)	(285,500,000)	28-Oct-2013	19-Nov-2013	19-Nov-2040
BOND/BUY USD/IBRD/GDIF/1140USDSTR03	0000012692	USD	(81,633,511)	(81,633,511)	28-Oct-2013	19-Nov-2013	19-Nov-2040
BOND/BUY USD/IBRD/GDIF/1140USDSTR05	0000012703	USD	(86,438,848)	(86,438,848)	31-Oct-2013	25-Nov-2013	23-Nov-2040
BOND/BUY USD/IBRD/GDIF/1140USDSTR04	0000012713	USD	(85,701,004)	(85,701,004)	06-Nov-2013	25-Nov-2013	23-Nov-2040
BOND/BUY USD/IBRD/GDIF/1140USDSTR06	0000012702	USD	(222,357,348)	(222,357,348)	31-Oct-2013	02-Dec-2013	30-Nov-2040

Sub-total early Retirements—United States Dollar			(1,884,130,711)	(1,884,130,711)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/0219ZAR00.50	0000012668	ZAR	(140,000,000)	(14,157,144)	21-Oct-2013	29-Oct-2013	25-Feb-2019
BOND/BUY ZAR/IBRD/GDIF/1219ZAR00.50	0000012669	ZAR	(140,000,000)	(14,157,144)	21-Oct-2013	29-Oct-2013	20-Dec-2019

Sub-total early Retirements—South African Rand			(280,000,000)	(28,314,289)

Total Early Retirements				(2,643,620,975)

Page 7/7

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS002JAN14	0010280849	USD	23,000,000	23,000,000	01-Oct-2013	01-Oct-2013	02-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS026NOV13	0010280840	USD	100,000,000	100,000,000	01-Oct-2013	02-Oct-2013	26-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010280880	USD	20,000,000	20,000,000	02-Oct-2013	02-Oct-2013	02-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010280881	USD	20,000,000	20,000,000	02-Oct-2013	02-Oct-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010280882	USD	20,000,000	20,000,000	02-Oct-2013	02-Oct-2013	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS025NOV13	0010280883	USD	50,000,000	50,000,000	02-Oct-2013	02-Oct-2013	25-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010280888	USD	6,000,000	6,000,000	02-Oct-2013	02-Oct-2013	02-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010280871	USD	235,000,000	235,000,000	02-Oct-2013	03-Oct-2013	01-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010280878	USD	1,100,000,000	1,100,000,000	02-Oct-2013	03-Oct-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010280887	USD	300,000,000	300,000,000	02-Oct-2013	03-Oct-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS031DEC13	0010280893	USD	10,000,000	10,000,000	02-Oct-2013	03-Oct-2013	31-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS020MAR14	0010280912	USD	1,000,000	1,000,000	03-Oct-2013	03-Oct-2013	20-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS010APR14	0010280868	USD	143,000,000	143,000,000	02-Oct-2013	04-Oct-2013	10-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JAN14	0010280879	USD	900,000,000	900,000,000	02-Oct-2013	04-Oct-2013	16-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS006JAN14	0010280916	USD	750,000,000	750,000,000	03-Oct-2013	07-Oct-2013	06-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS006DEC13	0010280969	USD	15,000,000	15,000,000	04-Oct-2013	07-Oct-2013	06-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS004FEB14	0010280970	USD	20,000,000	20,000,000	04-Oct-2013	07-Oct-2013	04-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010280971	USD	15,000,000	15,000,000	04-Oct-2013	07-Oct-2013	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010281044	USD	10,000,000	10,000,000	07-Oct-2013	08-Oct-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010281019	USD	200,000,000	200,000,000	07-Oct-2013	09-Oct-2013	07-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010281045	USD	10,400,000	10,400,000	07-Oct-2013	09-Oct-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010281593	USD	100,000,000	100,000,000	09-Oct-2013	09-Oct-2013	04-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010281191	USD	400,000,000	400,000,000	08-Oct-2013	10-Oct-2013	07-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010281192	USD	200,000,000	200,000,000	08-Oct-2013	10-Oct-2013	07-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010281193	USD	205,000,000	205,000,000	08-Oct-2013	10-Oct-2013	07-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010281438	USD	300,000,000	300,000,000	08-Oct-2013	10-Oct-2013	09-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010281589	USD	50,000,000	50,000,000	09-Oct-2013	10-Oct-2013	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010281833	USD	150,000,000	150,000,000	11-Oct-2013	11-Oct-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010281832	USD	50,000,000	50,000,000	11-Oct-2013	15-Oct-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT13	0010281855	USD	75,000,000	75,000,000	15-Oct-2013	15-Oct-2013	16-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT13	0010281863	USD	84,865,000	84,865,000	15-Oct-2013	15-Oct-2013	16-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT13	0010281864	USD	100,000,000	100,000,000	15-Oct-2013	15-Oct-2013	16-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010281870	USD	250,000,000	250,000,000	15-Oct-2013	15-Oct-2013	02-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010281970	USD	54,165,000	54,165,000	16-Oct-2013	16-Oct-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN14	0010281989	USD	250,000,000	250,000,000	16-Oct-2013	16-Oct-2013	14-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010281991	USD	50,000,000	50,000,000	16-Oct-2013	16-Oct-2013	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010281996	USD	100,000,000	100,000,000	16-Oct-2013	16-Oct-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010282014	USD	143,570,000	143,570,000	16-Oct-2013	16-Oct-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010282034	USD	18,660,000	18,660,000	16-Oct-2013	16-Oct-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JUN14	0010281856	USD	125,000,000	125,000,000	15-Oct-2013	17-Oct-2013	17-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUN14	0010281857	USD	125,000,000	125,000,000	15-Oct-2013	17-Oct-2013	17-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUN14	0010281858	USD	50,000,000	50,000,000	15-Oct-2013	17-Oct-2013	17-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010281883	USD	249,030,000	249,030,000	15-Oct-2013	17-Oct-2013	05-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN14	0010281992	USD	9,000,000	9,000,000	16-Oct-2013	17-Oct-2013	16-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010282143	USD	50,000,000	50,000,000	17-Oct-2013	17-Oct-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010282144	USD	50,000,000	50,000,000	17-Oct-2013	17-Oct-2013	03-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010282145	USD	100,000,000	100,000,000	17-Oct-2013	17-Oct-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010282146	USD	100,000,000	100,000,000	17-Oct-2013	17-Oct-2013	15-Jan-2014

Page 1/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010282147	USD	50,175,000	50,175,000	17-Oct-2013	17-Oct-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010282148	USD	50,000,000	50,000,000	17-Oct-2013	17-Oct-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010282149	USD	100,000,000	100,000,000	17-Oct-2013	17-Oct-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010282150	USD	60,000,000	60,000,000	17-Oct-2013	17-Oct-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS002MAY14	0010282153	USD	30,700,000	30,700,000	17-Oct-2013	18-Oct-2013	02-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JAN14	0010282156	USD	5,000,000	5,000,000	17-Oct-2013	18-Oct-2013	17-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010282162	USD	50,000,000	50,000,000	18-Oct-2013	18-Oct-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010282163	USD	50,000,000	50,000,000	18-Oct-2013	18-Oct-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS021NOV13	0010282164	USD	50,000,000	50,000,000	18-Oct-2013	18-Oct-2013	21-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS021NOV13	0010282165	USD	70,000,000	70,000,000	18-Oct-2013	18-Oct-2013	21-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010282167	USD	50,000,000	50,000,000	18-Oct-2013	18-Oct-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010282168	USD	15,000,000	15,000,000	18-Oct-2013	18-Oct-2013	03-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010282177	USD	5,000,000	5,000,000	18-Oct-2013	18-Oct-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS019FEB14	0010282192	USD	21,000,000	21,000,000	18-Oct-2013	18-Oct-2013	19-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS020DEC13	0010282166	USD	400,000,000	400,000,000	18-Oct-2013	21-Oct-2013	20-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS012DEC13	0010282182	USD	50,000,000	50,000,000	18-Oct-2013	21-Oct-2013	12-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010282198	USD	100,000,000	100,000,000	21-Oct-2013	21-Oct-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010282200	USD	200,000,000	200,000,000	21-Oct-2013	21-Oct-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS013JAN14	0010282207	USD	100,000,000	100,000,000	21-Oct-2013	21-Oct-2013	13-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010282215	USD	122,645,000	122,645,000	21-Oct-2013	21-Oct-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS028OCT13	0010282276	USD	200,000,000	200,000,000	22-Oct-2013	22-Oct-2013	28-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010282278	USD	200,000,000	200,000,000	22-Oct-2013	22-Oct-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010282284	USD	200,000,000	200,000,000	22-Oct-2013	22-Oct-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010282292	USD	125,170,000	125,170,000	22-Oct-2013	22-Oct-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS002JAN14	0010282187	USD	350,000,000	350,000,000	18-Oct-2013	23-Oct-2013	02-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS013FEB14	0010282188	USD	350,000,000	350,000,000	18-Oct-2013	23-Oct-2013	13-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JAN14	0010282346	USD	10,000,000	10,000,000	23-Oct-2013	23-Oct-2013	21-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS023JAN14	0010282347	USD	10,000,000	10,000,000	23-Oct-2013	23-Oct-2013	23-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024OCT13	0010282349	USD	200,000,000	200,000,000	23-Oct-2013	23-Oct-2013	24-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023DEC13	0010282350	USD	10,000,000	10,000,000	23-Oct-2013	23-Oct-2013	23-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010282361	USD	20,000,000	20,000,000	23-Oct-2013	23-Oct-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024OCT13	0010282362	USD	189,050,000	189,050,000	23-Oct-2013	23-Oct-2013	24-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS025OCT13	0010282410	USD	200,000,000	200,000,000	24-Oct-2013	24-Oct-2013	25-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS025OCT13	0010282411	USD	200,000,000	200,000,000	24-Oct-2013	24-Oct-2013	25-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS025OCT13	0010282412	USD	41,300,000	41,300,000	24-Oct-2013	24-Oct-2013	25-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JAN14	0010282413	USD	15,000,000	15,000,000	24-Oct-2013	24-Oct-2013	22-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024DEC13	0010282414	USD	15,000,000	15,000,000	24-Oct-2013	24-Oct-2013	24-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010282406	USD	5,969,000	5,969,000	24-Oct-2013	25-Oct-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010282407	USD	5,828,000	5,828,000	24-Oct-2013	25-Oct-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS028OCT13	0010282423	USD	200,000,000	200,000,000	25-Oct-2013	25-Oct-2013	28-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS028OCT13	0010282432	USD	146,550,000	146,550,000	25-Oct-2013	25-Oct-2013	28-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS029OCT13	0010282434	USD	100,000,000	100,000,000	28-Oct-2013	28-Oct-2013	29-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS029OCT13	0010282435	USD	100,000,000	100,000,000	28-Oct-2013	28-Oct-2013	29-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030OCT13	0010282473	USD	100,000,000	100,000,000	29-Oct-2013	29-Oct-2013	30-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030OCT13	0010282510	USD	128,570,000	128,570,000	29-Oct-2013	29-Oct-2013	30-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030OCT13	0010282523	USD	60,000,000	60,000,000	29-Oct-2013	29-Oct-2013	30-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS031OCT13	0010282568	USD	144,000,000	144,000,000	30-Oct-2013	30-Oct-2013	31-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS031OCT13	0010282581	USD	100,000,000	100,000,000	30-Oct-2013	30-Oct-2013	31-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS031OCT13	0010282582	USD	26,800,000	26,800,000	30-Oct-2013	30-Oct-2013	31-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS031OCT13	0010282592	USD	100,150,000	100,150,000	30-Oct-2013	30-Oct-2013	31-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010282569	USD	5,130,000	5,130,000	30-Oct-2013	31-Oct-2013	31-Jan-2014

Page 2/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS012MAY14	0010282593	USD	5,010,000	5,010,000	30-Oct-2013	31-Oct-2013	12-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010282630	USD	111,000,000	111,000,000	31-Oct-2013	31-Oct-2013	01-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010282677	USD	56,945,000	56,945,000	31-Oct-2013	31-Oct-2013	01-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010282678	USD	195,000,000	195,000,000	31-Oct-2013	31-Oct-2013	01-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS008JAN14	0010282628	USD	75,000,000	75,000,000	31-Oct-2013	01-Nov-2013	08-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010283024	USD	5,000,000	5,000,000	01-Nov-2013	04-Nov-2013	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010283239	USD	100,000,000	100,000,000	05-Nov-2013	05-Nov-2013	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS006NOV13	0010283253	USD	100,000,000	100,000,000	05-Nov-2013	05-Nov-2013	06-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS006NOV13	0010283258	USD	55,875,000	55,875,000	05-Nov-2013	05-Nov-2013	06-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS006NOV13	0010283259	USD	15,000,000	15,000,000	05-Nov-2013	05-Nov-2013	06-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010283240	USD	100,000,000	100,000,000	05-Nov-2013	06-Nov-2013	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS030DEC13	0010283254	USD	25,000,000	25,000,000	05-Nov-2013	06-Nov-2013	30-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010283298	USD	100,000,000	100,000,000	06-Nov-2013	06-Nov-2013	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JAN14	0010283232	USD	100,000,000	100,000,000	04-Nov-2013	07-Nov-2013	09-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS008NOV13	0010283378	USD	100,000,000	100,000,000	07-Nov-2013	07-Nov-2013	08-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS008NOV13	0010283379	USD	100,000,000	100,000,000	07-Nov-2013	07-Nov-2013	08-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS008NOV13	0010283403	USD	100,000,000	100,000,000	07-Nov-2013	07-Nov-2013	08-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010283381	USD	100,000,000	100,000,000	07-Nov-2013	08-Nov-2013	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010283410	USD	20,000,000	20,000,000	07-Nov-2013	08-Nov-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS012NOV13	0010283500	USD	100,000,000	100,000,000	08-Nov-2013	08-Nov-2013	12-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS012NOV13	0010283522	USD	200,000,000	200,000,000	08-Nov-2013	08-Nov-2013	12-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013NOV13	0010283540	USD	179,035,000	179,035,000	12-Nov-2013	12-Nov-2013	13-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS014NOV13	0010283643	USD	147,120,000	147,120,000	13-Nov-2013	13-Nov-2013	14-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JAN14	0010283583	USD	50,000,000	50,000,000	13-Nov-2013	14-Nov-2013	10-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010283754	USD	51,610,000	51,610,000	14-Nov-2013	14-Nov-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010283763	USD	100,000,000	100,000,000	14-Nov-2013	14-Nov-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010283814	USD	3,127,000	3,127,000	15-Nov-2013	15-Nov-2013	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010283815	USD	10,000,000	10,000,000	15-Nov-2013	15-Nov-2013	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS018NOV13	0010283816	USD	52,950,000	52,950,000	15-Nov-2013	15-Nov-2013	18-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS018NOV13	0010283817	USD	100,000,000	100,000,000	15-Nov-2013	15-Nov-2013	18-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS016MAY14	0010283819	USD	159,800,000	159,800,000	15-Nov-2013	15-Nov-2013	16-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010283809	USD	100,000,000	100,000,000	15-Nov-2013	18-Nov-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010283818	USD	50,000,000	50,000,000	15-Nov-2013	18-Nov-2013	28-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010283822	USD	50,000,000	50,000,000	15-Nov-2013	18-Nov-2013	28-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS019NOV13	0010283863	USD	54,110,000	54,110,000	18-Nov-2013	18-Nov-2013	19-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS019NOV13	0010283865	USD	100,000,000	100,000,000	18-Nov-2013	18-Nov-2013	19-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS020OCT14	0010283866	USD	5,950,000	5,950,000	18-Nov-2013	18-Nov-2013	20-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS019NOV13	0010283869	USD	18,220,000	18,220,000	18-Nov-2013	18-Nov-2013	19-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010283861	USD	100,000,000	100,000,000	18-Nov-2013	19-Nov-2013	28-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010283862	USD	100,000,000	100,000,000	18-Nov-2013	19-Nov-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007FEB14	0010283950	USD	100,000,000	100,000,000	19-Nov-2013	19-Nov-2013	07-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007FEB14	0010283957	USD	50,000,000	50,000,000	19-Nov-2013	19-Nov-2013	07-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JAN14	0010283966	USD	25,000,000	25,000,000	19-Nov-2013	19-Nov-2013	16-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS012MAY14	0010283967	USD	69,500,000	69,500,000	19-Nov-2013	19-Nov-2013	12-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010283969	USD	16,400,000	16,400,000	19-Nov-2013	19-Nov-2013	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS020NOV13	0010283970	USD	100,000,000	100,000,000	19-Nov-2013	19-Nov-2013	20-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS020NOV13	0010283976	USD	53,055,000	53,055,000	19-Nov-2013	19-Nov-2013	20-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS020JUN14	0010283864	USD	200,000,000	200,000,000	18-Nov-2013	20-Nov-2013	20-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS027JAN14	0010283968	USD	200,000,000	200,000,000	19-Nov-2013	20-Nov-2013	27-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010284002	USD	3,500,000	3,500,000	20-Nov-2013	20-Nov-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007FEB14	0010284003	USD	50,000,000	50,000,000	20-Nov-2013	20-Nov-2013	07-Feb-2014

Page 3/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS028JAN14	0010284012	USD	40,000,000	40,000,000	20-Nov-2013	20-Nov-2013	28-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010284015	USD	75,000,000	75,000,000	20-Nov-2013	20-Nov-2013	10-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS027FEB14	0010284016	USD	150,000,000	150,000,000	20-Nov-2013	20-Nov-2013	27-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010284021	USD	200,000,000	200,000,000	20-Nov-2013	20-Nov-2013	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS021NOV13	0010284022	USD	100,000,000	100,000,000	20-Nov-2013	20-Nov-2013	21-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS021NOV13	0010284023	USD	57,080,000	57,080,000	20-Nov-2013	20-Nov-2013	21-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010284027	USD	53,500,000	53,500,000	20-Nov-2013	20-Nov-2013	10-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JAN14	0010284017	USD	100,000,000	100,000,000	20-Nov-2013	21-Nov-2013	22-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010284060	USD	20,000,000	20,000,000	20-Nov-2013	21-Nov-2013	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS009MAY14	0010284065	USD	400,000	400,000	20-Nov-2013	21-Nov-2013	09-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JAN14	0010284068	USD	28,300,000	28,300,000	20-Nov-2013	21-Nov-2013	22-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS022NOV13	0010284111	USD	150,000,000	150,000,000	21-Nov-2013	21-Nov-2013	22-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS022NOV13	0010284112	USD	100,000,000	100,000,000	21-Nov-2013	21-Nov-2013	22-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS022NOV13	0010284113	USD	96,695,000	96,695,000	21-Nov-2013	21-Nov-2013	22-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010284116	USD	87,000,000	87,000,000	21-Nov-2013	21-Nov-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010284114	USD	36,500,000	36,500,000	21-Nov-2013	22-Nov-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS025NOV13	0010284204	USD	150,000,000	150,000,000	22-Nov-2013	22-Nov-2013	25-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JAN14	0010284206	USD	33,900,000	33,900,000	22-Nov-2013	22-Nov-2013	17-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JAN14	0010284209	USD	3,000,000	3,000,000	22-Nov-2013	22-Nov-2013	21-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS025NOV13	0010284210	USD	110,965,000	110,965,000	22-Nov-2013	22-Nov-2013	25-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010284203	USD	11,797,000	11,797,000	22-Nov-2013	25-Nov-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS014FEB14	0010284211	USD	5,000,000	5,000,000	22-Nov-2013	25-Nov-2013	14-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010284226	USD	8,000,000	8,000,000	25-Nov-2013	25-Nov-2013	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010284227	USD	3,000,000	3,000,000	25-Nov-2013	25-Nov-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JAN14	0010284228	USD	200,000,000	200,000,000	25-Nov-2013	25-Nov-2013	30-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010284231	USD	70,000,000	70,000,000	25-Nov-2013	25-Nov-2013	05-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS026NOV13	0010284233	USD	150,000,000	150,000,000	25-Nov-2013	25-Nov-2013	26-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS026NOV13	0010284238	USD	138,200,000	138,200,000	25-Nov-2013	25-Nov-2013	26-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS012JUN14	0010284205	USD	93,200,000	93,200,000	22-Nov-2013	26-Nov-2013	12-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS026FEB14	0010284207	USD	200,000,000	200,000,000	22-Nov-2013	26-Nov-2013	26-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS026FEB14	0010284208	USD	100,000,000	100,000,000	22-Nov-2013	26-Nov-2013	26-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS004JUN14	0010284235	USD	25,000,000	25,000,000	25-Nov-2013	26-Nov-2013	04-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010284252	USD	15,000,000	15,000,000	26-Nov-2013	26-Nov-2013	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS011DEC13	0010284255	USD	50,000,000	50,000,000	26-Nov-2013	26-Nov-2013	11-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JAN14	0010284256	USD	100,000,000	100,000,000	26-Nov-2013	26-Nov-2013	22-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS027NOV13	0010284260	USD	83,945,000	83,945,000	26-Nov-2013	26-Nov-2013	27-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS027NOV13	0010284261	USD	150,000,000	150,000,000	26-Nov-2013	26-Nov-2013	27-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010284262	USD	30,000,000	30,000,000	26-Nov-2013	26-Nov-2013	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010284241	USD	10,000,000	10,000,000	25-Nov-2013	27-Nov-2013	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS027MAR14	0010284258	USD	40,000,000	40,000,000	26-Nov-2013	27-Nov-2013	27-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010284263	USD	300,000,000	300,000,000	26-Nov-2013	27-Nov-2013	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010284299	USD	92,245,000	92,245,000	27-Nov-2013	27-Nov-2013	02-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010284301	USD	100,000,000	100,000,000	27-Nov-2013	27-Nov-2013	02-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS028FEB14	0010284300	USD	250,000,000	250,000,000	27-Nov-2013	02-Dec-2013	28-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS019FEB14	0010284657	USD	50,000,000	50,000,000	02-Dec-2013	02-Dec-2013	19-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010284658	USD	20,000,000	20,000,000	02-Dec-2013	02-Dec-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010284659	USD	15,000,000	15,000,000	02-Dec-2013	02-Dec-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010284660	USD	90,000,000	90,000,000	02-Dec-2013	02-Dec-2013	03-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010284661	USD	121,500,000	121,500,000	02-Dec-2013	02-Dec-2013	28-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS016DEC13	0010284664	USD	50,000,000	50,000,000	02-Dec-2013	03-Dec-2013	16-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS004FEB14	0010284665	USD	50,000,000	50,000,000	02-Dec-2013	03-Dec-2013	04-Feb-2014

Page 4/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010284666	USD	4,446,000	4,446,000	02-Dec-2013	03-Dec-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010284667	USD	100,000,000	100,000,000	02-Dec-2013	03-Dec-2013	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010284668	USD	5,000,000	5,000,000	02-Dec-2013	03-Dec-2013	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010284679	USD	100,000,000	100,000,000	03-Dec-2013	03-Dec-2013	04-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010284685	USD	15,000,000	15,000,000	03-Dec-2013	03-Dec-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010284686	USD	15,000,000	15,000,000	03-Dec-2013	03-Dec-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010284690	USD	125,000,000	125,000,000	03-Dec-2013	03-Dec-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS025FEB14	0010284694	USD	40,000,000	40,000,000	03-Dec-2013	03-Dec-2013	25-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS025FEB14	0010284695	USD	40,000,000	40,000,000	03-Dec-2013	03-Dec-2013	25-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS025FEB14	0010284696	USD	40,000,000	40,000,000	03-Dec-2013	03-Dec-2013	25-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS030MAY14	0010284697	USD	100,000,000	100,000,000	03-Dec-2013	03-Dec-2013	30-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS026FEB14	0010284700	USD	10,000,000	10,000,000	03-Dec-2013	03-Dec-2013	26-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS023JAN14	0010284662	USD	500,000,000	500,000,000	02-Dec-2013	04-Dec-2013	23-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010284663	USD	500,000,000	500,000,000	02-Dec-2013	04-Dec-2013	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS004JUN14	0010284701	USD	50,000,000	50,000,000	03-Dec-2013	04-Dec-2013	04-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010284705	USD	2,133,000	2,133,000	03-Dec-2013	04-Dec-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010284710	USD	1,000,000	1,000,000	04-Dec-2013	04-Dec-2013	16-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010284711	USD	100,000,000	100,000,000	04-Dec-2013	04-Dec-2013	05-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010284712	USD	100,000,000	100,000,000	04-Dec-2013	04-Dec-2013	05-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010284713	USD	15,000,000	15,000,000	04-Dec-2013	04-Dec-2013	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010284714	USD	15,000,000	15,000,000	04-Dec-2013	04-Dec-2013	04-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010284718	USD	10,000,000	10,000,000	04-Dec-2013	04-Dec-2013	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006MAY14	0010284720	USD	15,000,000	15,000,000	04-Dec-2013	04-Dec-2013	06-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JUN14	0010284721	USD	15,000,000	15,000,000	04-Dec-2013	04-Dec-2013	03-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010284682	USD	50,000,000	50,000,000	03-Dec-2013	05-Dec-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010284691	USD	200,000,000	200,000,000	03-Dec-2013	05-Dec-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS023JUL14	0010284693	USD	40,000,000	40,000,000	03-Dec-2013	05-Dec-2013	23-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS008APR14	0010284719	USD	15,000,000	15,000,000	04-Dec-2013	05-Dec-2013	08-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010284747	USD	14,125,000	14,125,000	05-Dec-2013	05-Dec-2013	13-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS006DEC13	0010284748	USD	100,000,000	100,000,000	05-Dec-2013	05-Dec-2013	06-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010284699	USD	750,000,000	750,000,000	03-Dec-2013	06-Dec-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010284746	USD	11,000,000	11,000,000	05-Dec-2013	06-Dec-2013	04-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010284698	USD	250,000,000	250,000,000	03-Dec-2013	09-Dec-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS005MAR14	0010284732	USD	500,000,000	500,000,000	04-Dec-2013	09-Dec-2013	05-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUL14	0010284737	USD	300,000,000	300,000,000	05-Dec-2013	09-Dec-2013	09-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS006MAR14	0010284838	USD	20,000,000	20,000,000	06-Dec-2013	09-Dec-2013	06-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003APR14	0010284894	USD	3,000,000	3,000,000	06-Dec-2013	09-Dec-2013	03-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010285056	USD	200,000,000	200,000,000	09-Dec-2013	09-Dec-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010285058	USD	20,000,000	20,000,000	09-Dec-2013	09-Dec-2013	09-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010285069	USD	10,000,000	10,000,000	09-Dec-2013	09-Dec-2013	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010285090	USD	10,000,000	10,000,000	09-Dec-2013	09-Dec-2013	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010285057	USD	940,000	940,000	09-Dec-2013	10-Dec-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010285059	USD	5,014,000	5,014,000	09-Dec-2013	10-Dec-2013	16-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010285092	USD	5,000,000	5,000,000	09-Dec-2013	10-Dec-2013	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS018FEB14	0010284755	USD	5,000,000	5,000,000	05-Dec-2013	11-Dec-2013	18-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010285119	USD	75,000,000	75,000,000	11-Dec-2013	11-Dec-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010285120	USD	100,000,000	100,000,000	11-Dec-2013	11-Dec-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010285121	USD	50,000,000	50,000,000	11-Dec-2013	11-Dec-2013	13-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010285122	USD	80,000,000	80,000,000	11-Dec-2013	11-Dec-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS012DEC13	0010285123	USD	200,000,000	200,000,000	11-Dec-2013	11-Dec-2013	12-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010285124	USD	5,000,000	5,000,000	11-Dec-2013	11-Dec-2013	11-Mar-2014

Page 5/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS012DEC13	0010285125	USD	25,000,000	25,000,000	11-Dec-2013	11-Dec-2013	12-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS009MAY14	0010285126	USD	15,000,000	15,000,000	11-Dec-2013	11-Dec-2013	09-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS011APR14	0010285128	USD	15,000,000	15,000,000	11-Dec-2013	11-Dec-2013	11-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS028FEB14	0010285118	USD	20,000,000	20,000,000	11-Dec-2013	12-Dec-2013	28-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS014FEB14	0010285127	USD	25,000,000	25,000,000	11-Dec-2013	12-Dec-2013	14-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010285142	USD	100,000,000	100,000,000	12-Dec-2013	12-Dec-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010285151	USD	144,505,000	144,505,000	12-Dec-2013	12-Dec-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018FEB14	0010285129	USD	200,000,000	200,000,000	11-Dec-2013	13-Dec-2013	18-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JUL14	0010285141	USD	15,000,000	15,000,000	12-Dec-2013	13-Dec-2013	03-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010285152	USD	1,500,000	1,500,000	12-Dec-2013	13-Dec-2013	01-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS016DEC13	0010285258	USD	160,000,000	160,000,000	13-Dec-2013	13-Dec-2013	16-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016DEC13	0010285260	USD	100,000,000	100,000,000	13-Dec-2013	13-Dec-2013	16-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016DEC13	0010285271	USD	200,000,000	200,000,000	13-Dec-2013	13-Dec-2013	16-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016DEC13	0010285273	USD	35,000,000	35,000,000	13-Dec-2013	13-Dec-2013	16-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010285248	USD	30,000,000	30,000,000	13-Dec-2013	16-Dec-2013	16-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010285282	USD	100,000,000	100,000,000	16-Dec-2013	16-Dec-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018FEB14	0010285290	USD	50,000,000	50,000,000	16-Dec-2013	16-Dec-2013	18-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010285295	USD	25,000,000	25,000,000	16-Dec-2013	16-Dec-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010285305	USD	50,000,000	50,000,000	16-Dec-2013	16-Dec-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010285272	USD	25,000,000	25,000,000	13-Dec-2013	17-Dec-2013	16-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010285274	USD	25,000,000	25,000,000	13-Dec-2013	17-Dec-2013	13-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010285280	USD	50,000,000	50,000,000	16-Dec-2013	17-Dec-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010285281	USD	50,000,000	50,000,000	16-Dec-2013	17-Dec-2013	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010285317	USD	300,000,000	300,000,000	16-Dec-2013	17-Dec-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010285323	USD	50,000,000	50,000,000	16-Dec-2013	17-Dec-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS018DEC13	0010285418	USD	100,000,000	100,000,000	17-Dec-2013	17-Dec-2013	18-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018DEC13	0010285419	USD	100,000,000	100,000,000	17-Dec-2013	17-Dec-2013	18-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018DEC13	0010285420	USD	10,000,000	10,000,000	17-Dec-2013	17-Dec-2013	18-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS030MAY14	0010285270	USD	150,000,000	150,000,000	13-Dec-2013	18-Dec-2013	30-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS018FEB14	0010285413	USD	25,000,000	25,000,000	17-Dec-2013	18-Dec-2013	18-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR14	0010285414	USD	25,000,000	25,000,000	17-Dec-2013	18-Dec-2013	25-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS019DEC13	0010285428	USD	50,000,000	50,000,000	18-Dec-2013	18-Dec-2013	19-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS019DEC13	0010285429	USD	50,000,000	50,000,000	18-Dec-2013	18-Dec-2013	19-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS019DEC13	0010285430	USD	50,000,000	50,000,000	18-Dec-2013	18-Dec-2013	19-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS028FEB14	0010285432	USD	5,000,000	5,000,000	18-Dec-2013	18-Dec-2013	28-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS014FEB14	0010285433	USD	100,000,000	100,000,000	18-Dec-2013	19-Dec-2013	14-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS020DEC13	0010285469	USD	100,000,000	100,000,000	19-Dec-2013	19-Dec-2013	20-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS020DEC13	0010285480	USD	100,000,000	100,000,000	19-Dec-2013	19-Dec-2013	20-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS020MAR14	0010285467	USD	500,000,000	500,000,000	19-Dec-2013	20-Dec-2013	20-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028MAR14	0010285473	USD	100,000,000	100,000,000	19-Dec-2013	20-Dec-2013	28-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS019MAR14	0010285481	USD	20,000,000	20,000,000	19-Dec-2013	20-Dec-2013	19-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS027DEC13	0010285719	USD	600,000,000	600,000,000	26-Dec-2013	26-Dec-2013	27-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS027DEC13	0010285720	USD	74,656,000	74,656,000	26-Dec-2013	26-Dec-2013	27-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JUN14	0010285630	USD	300,000,000	300,000,000	23-Dec-2013	31-Dec-2013	30-Jun-2014
BOND/SELL USD/IBRD/GDIF/1114USD00.19	0000012690	USD	250,000,000	250,000,000	28-Oct-2013	04-Nov-2013	03-Nov-2014
BOND/SELL USD/IBRD/GDIF/1114USDSTR06	0000012704	USD	50,000,000	50,000,000	31-Oct-2013	14-Nov-2013	14-Nov-2014

Sub-total New Borrowings—United States Dollar			30,310,480,000	30,310,480,000

Total New Borrowings				30,310,480,000

Page 6/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Matured Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS003OCT13	0010257485	USD	(55,000,000)	(55,000,000)	3-Apr-2013	3-Apr-2013	3-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010257515	USD	(5,000,000)	(5,000,000)	3-Apr-2013	4-Apr-2013	1-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010257516	USD	(5,000,000)	(5,000,000)	3-Apr-2013	4-Apr-2013	1-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS003OCT13	0010257580	USD	(15,000,000)	(15,000,000)	4-Apr-2013	4-Apr-2013	3-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS003OCT13	0010257644	USD	(2,750,000)	(2,750,000)	4-Apr-2013	4-Apr-2013	3-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010257873	USD	(15,000,000)	(15,000,000)	9-Apr-2013	10-Apr-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010258692	USD	(168,000,000)	(168,000,000)	10-Apr-2013	11-Apr-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS002OCT13	0010260684	USD	(1,000,000)	(1,000,000)	15-Apr-2013	15-Apr-2013	2-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010260955	USD	(138,000,000)	(138,000,000)	16-Apr-2013	16-Apr-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010262270	USD	(25,000,000)	(25,000,000)	19-Apr-2013	19-Apr-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010262230	USD	(10,000,000)	(10,000,000)	19-Apr-2013	22-Apr-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010262765	USD	(100,000,000)	(100,000,000)	25-Apr-2013	25-Apr-2013	1-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS029OCT13	0010262874	USD	(54,000,000)	(54,000,000)	29-Apr-2013	30-Apr-2013	29-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010263493	USD	(66,395,000)	(66,395,000)	6-May-2013	6-May-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010263593	USD	(30,000,000)	(30,000,000)	8-May-2013	8-May-2013	1-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS006NOV13	0010264302	USD	(5,000,000)	(5,000,000)	10-May-2013	13-May-2013	6-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010265287	USD	(71,800,000)	(71,800,000)	14-May-2013	14-May-2013	4-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010265956	USD	(100,000,000)	(100,000,000)	15-May-2013	15-May-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010265955	USD	(100,000,000)	(100,000,000)	15-May-2013	16-May-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS027NOV13	0010267826	USD	(517,000)	(517,000)	31-May-2013	3-Jun-2013	27-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010267830	USD	(679,000)	(679,000)	31-May-2013	3-Jun-2013	2-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010269499	USD	(100,000,000)	(100,000,000)	12-Jun-2013	13-Jun-2013	1-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010269997	USD	(50,000,000)	(50,000,000)	13-Jun-2013	14-Jun-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010270379	USD	(3,000,000)	(3,000,000)	17-Jun-2013	17-Jun-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010270383	USD	(150,000,000)	(150,000,000)	17-Jun-2013	17-Jun-2013	2-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS031DEC13	0010271152	USD	(300,000,000)	(300,000,000)	19-Jun-2013	19-Jun-2013	31-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010271176	USD	(50,000,000)	(50,000,000)	19-Jun-2013	19-Jun-2013	1-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS020DEC13	0010271277	USD	(3,000,000)	(3,000,000)	20-Jun-2013	20-Jun-2013	20-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010271386	USD	(4,590,000)	(4,590,000)	21-Jun-2013	24-Jun-2013	5-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010271491	USD	(100,000,000)	(100,000,000)	25-Jun-2013	25-Jun-2013	2-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003OCT13	0010271499	USD	(69,100,000)	(69,100,000)	25-Jun-2013	26-Jun-2013	3-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010272178	USD	(100,000,000)	(100,000,000)	1-Jul-2013	1-Jul-2013	1-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS009OCT13	0010272201	USD	(48,000,000)	(48,000,000)	2-Jul-2013	2-Jul-2013	9-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010272218	USD	(5,000,000)	(5,000,000)	2-Jul-2013	3-Jul-2013	5-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010272420	USD	(50,000,000)	(50,000,000)	8-Jul-2013	8-Jul-2013	1-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS007OCT13	0010272550	USD	(6,939,000)	(6,939,000)	9-Jul-2013	9-Jul-2013	7-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010272567	USD	(285,000,000)	(285,000,000)	9-Jul-2013	10-Jul-2013	1-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010272632	USD	(50,000,000)	(50,000,000)	10-Jul-2013	11-Jul-2013	4-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010273748	USD	(100,000,000)	(100,000,000)	12-Jul-2013	15-Jul-2013	1-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010273856	USD	(100,000,000)	(100,000,000)	15-Jul-2013	15-Jul-2013	4-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS011OCT13	0010273889	USD	(350,000,000)	(350,000,000)	15-Jul-2013	15-Jul-2013	11-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS011OCT13	0010273876	USD	(100,000,000)	(100,000,000)	15-Jul-2013	16-Jul-2013	11-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS011OCT13	0010273888	USD	(50,000,000)	(50,000,000)	15-Jul-2013	16-Jul-2013	11-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS011OCT13	0010273899	USD	(50,000,000)	(50,000,000)	15-Jul-2013	16-Jul-2013	11-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010274043	USD	(100,000,000)	(100,000,000)	16-Jul-2013	17-Jul-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010274213	USD	(10,000,000)	(10,000,000)	17-Jul-2013	18-Jul-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010274238	USD	(10,000,000)	(10,000,000)	17-Jul-2013	18-Jul-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010274389	USD	(6,000,000)	(6,000,000)	18-Jul-2013	18-Jul-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010274726	USD	(17,000,000)	(17,000,000)	19-Jul-2013	19-Jul-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT13	0010274727	USD	(14,000,000)	(14,000,000)	19-Jul-2013	19-Jul-2013	16-Oct-2013

Page 7/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010274574	USD	(5,000,000)	(5,000,000)	19-Jul-2013	22-Jul-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010274783	USD	(23,000,000)	(23,000,000)	22-Jul-2013	22-Jul-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010274786	USD	(7,000,000)	(7,000,000)	22-Jul-2013	23-Jul-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS031OCT13	0010274932	USD	(45,000,000)	(45,000,000)	24-Jul-2013	25-Jul-2013	31-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010275196	USD	(50,000,000)	(50,000,000)	30-Jul-2013	30-Jul-2013	4-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS029OCT13	0010275143	USD	(100,000,000)	(100,000,000)	29-Jul-2013	31-Jul-2013	29-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010275316	USD	(200,000,000)	(200,000,000)	31-Jul-2013	31-Jul-2013	4-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS003OCT13	0010275317	USD	(500,000,000)	(500,000,000)	31-Jul-2013	1-Aug-2013	3-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010275318	USD	(450,000,000)	(450,000,000)	31-Jul-2013	1-Aug-2013	4-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030OCT13	0010275657	USD	(9,000,000)	(9,000,000)	1-Aug-2013	1-Aug-2013	30-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030OCT13	0010275665	USD	(5,000,000)	(5,000,000)	1-Aug-2013	1-Aug-2013	30-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010275656	USD	(50,000,000)	(50,000,000)	1-Aug-2013	2-Aug-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275675	USD	(25,000,000)	(25,000,000)	1-Aug-2013	2-Aug-2013	4-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275718	USD	(25,000,000)	(25,000,000)	2-Aug-2013	2-Aug-2013	4-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010275723	USD	(10,000,000)	(10,000,000)	2-Aug-2013	2-Aug-2013	1-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010275716	USD	(250,000,000)	(250,000,000)	2-Aug-2013	5-Aug-2013	4-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010275717	USD	(250,000,000)	(250,000,000)	2-Aug-2013	5-Aug-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010275797	USD	(20,000,000)	(20,000,000)	5-Aug-2013	5-Aug-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275667	USD	(60,000,000)	(60,000,000)	1-Aug-2013	6-Aug-2013	4-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275788	USD	(5,000,000)	(5,000,000)	5-Aug-2013	6-Aug-2013	4-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010275791	USD	(50,000,000)	(50,000,000)	5-Aug-2013	6-Aug-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010275798	USD	(80,000,000)	(80,000,000)	5-Aug-2013	6-Aug-2013	4-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275839	USD	(100,000,000)	(100,000,000)	6-Aug-2013	6-Aug-2013	4-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010275668	USD	(140,000,000)	(140,000,000)	1-Aug-2013	7-Aug-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS025OCT13	0010275838	USD	(100,000,000)	(100,000,000)	6-Aug-2013	7-Aug-2013	25-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010275840	USD	(100,000,000)	(100,000,000)	6-Aug-2013	7-Aug-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010275841	USD	(100,000,000)	(100,000,000)	6-Aug-2013	7-Aug-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010275842	USD	(100,000,000)	(100,000,000)	6-Aug-2013	7-Aug-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS024OCT13	0010275845	USD	(100,000,000)	(100,000,000)	6-Aug-2013	7-Aug-2013	24-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010275882	USD	(7,000,000)	(7,000,000)	6-Aug-2013	7-Aug-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS009OCT13	0010276141	USD	(10,400,000)	(10,400,000)	8-Aug-2013	9-Aug-2013	9-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010277425	USD	(74,000,000)	(74,000,000)	12-Aug-2013	12-Aug-2013	1-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010277427	USD	(65,000,000)	(65,000,000)	12-Aug-2013	12-Aug-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013NOV13	0010277950	USD	(50,000,000)	(50,000,000)	15-Aug-2013	15-Aug-2013	13-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS008NOV13	0010277959	USD	(100,000,000)	(100,000,000)	15-Aug-2013	16-Aug-2013	8-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010278136	USD	(200,000,000)	(200,000,000)	19-Aug-2013	20-Aug-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010278149	USD	(50,000,000)	(50,000,000)	19-Aug-2013	20-Aug-2013	4-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS020NOV13	0010278202	USD	(50,000,000)	(50,000,000)	20-Aug-2013	21-Aug-2013	20-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010278247	USD	(100,000,000)	(100,000,000)	21-Aug-2013	22-Aug-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010278307	USD	(100,000,000)	(100,000,000)	21-Aug-2013	22-Aug-2013	1-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010278308	USD	(100,000,000)	(100,000,000)	21-Aug-2013	22-Aug-2013	1-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010278325	USD	(50,000,000)	(50,000,000)	22-Aug-2013	22-Aug-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010278328	USD	(50,000,000)	(50,000,000)	22-Aug-2013	22-Aug-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS011DEC13	0010278326	USD	(55,000,000)	(55,000,000)	22-Aug-2013	23-Aug-2013	11-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010278327	USD	(30,000,000)	(30,000,000)	22-Aug-2013	23-Aug-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010278337	USD	(150,000,000)	(150,000,000)	22-Aug-2013	23-Aug-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010278382	USD	(10,000,000)	(10,000,000)	23-Aug-2013	26-Aug-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS029OCT13	0010278414	USD	(45,000,000)	(45,000,000)	26-Aug-2013	27-Aug-2013	29-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010278426	USD	(100,000,000)	(100,000,000)	27-Aug-2013	27-Aug-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010278374	USD	(50,000,000)	(50,000,000)	23-Aug-2013	28-Aug-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010278644	USD	(100,000,000)	(100,000,000)	30-Aug-2013	3-Sep-2013	3-Dec-2013

Page 8/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010278696	USD	(10,400,000)	(10,400,000)	30-Aug-2013	3-Sep-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010278697	USD	(10,000,000)	(10,000,000)	30-Aug-2013	3-Sep-2013	3-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010278962	USD	(10,000,000)	(10,000,000)	3-Sep-2013	3-Sep-2013	4-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010278964	USD	(300,000,000)	(300,000,000)	3-Sep-2013	3-Sep-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS024OCT13	0010278965	USD	(200,000,000)	(200,000,000)	3-Sep-2013	3-Sep-2013	24-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS025OCT13	0010278952	USD	(100,000,000)	(100,000,000)	3-Sep-2013	4-Sep-2013	25-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS022NOV13	0010278958	USD	(50,000,000)	(50,000,000)	3-Sep-2013	4-Sep-2013	22-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010278971	USD	(200,000,000)	(200,000,000)	3-Sep-2013	4-Sep-2013	2-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010279015	USD	(10,000,000)	(10,000,000)	4-Sep-2013	4-Sep-2013	4-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279063	USD	(6,000,000)	(6,000,000)	4-Sep-2013	4-Sep-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010278963	USD	(10,000,000)	(10,000,000)	3-Sep-2013	5-Sep-2013	4-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010278975	USD	(200,000,000)	(200,000,000)	3-Sep-2013	5-Sep-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010279027	USD	(200,000,000)	(200,000,000)	4-Sep-2013	5-Sep-2013	4-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS006NOV13	0010279028	USD	(100,000,000)	(100,000,000)	4-Sep-2013	5-Sep-2013	6-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010279064	USD	(10,000,000)	(10,000,000)	4-Sep-2013	5-Sep-2013	3-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010279065	USD	(130,000,000)	(130,000,000)	4-Sep-2013	5-Sep-2013	1-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010279111	USD	(100,000,000)	(100,000,000)	5-Sep-2013	5-Sep-2013	3-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013NOV13	0010279162	USD	(250,000,000)	(250,000,000)	5-Sep-2013	6-Sep-2013	13-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013NOV13	0010279167	USD	(250,000,000)	(250,000,000)	5-Sep-2013	6-Sep-2013	13-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010279262	USD	(25,000,000)	(25,000,000)	6-Sep-2013	6-Sep-2013	1-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279264	USD	(61,980,000)	(61,980,000)	6-Sep-2013	6-Sep-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279272	USD	(25,000,000)	(25,000,000)	6-Sep-2013	6-Sep-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279275	USD	(10,000,000)	(10,000,000)	6-Sep-2013	6-Sep-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279277	USD	(50,000,000)	(50,000,000)	6-Sep-2013	6-Sep-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279279	USD	(21,390,000)	(21,390,000)	6-Sep-2013	6-Sep-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279128	USD	(20,000,000)	(20,000,000)	5-Sep-2013	9-Sep-2013	5-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010279286	USD	(49,000,000)	(49,000,000)	6-Sep-2013	9-Sep-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010279369	USD	(1,000,000,000)	(1,000,000,000)	9-Sep-2013	9-Sep-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010279381	USD	(72,000,000)	(72,000,000)	9-Sep-2013	9-Sep-2013	3-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010279400	USD	(50,000,000)	(50,000,000)	9-Sep-2013	9-Sep-2013	5-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010279377	USD	(50,000,000)	(50,000,000)	9-Sep-2013	10-Sep-2013	5-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT13	0010279448	USD	(1,000,000,000)	(1,000,000,000)	9-Sep-2013	10-Sep-2013	16-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010279691	USD	(750,000,000)	(750,000,000)	11-Sep-2013	12-Sep-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS011DEC13	0010279892	USD	(25,000,000)	(25,000,000)	12-Sep-2013	12-Sep-2013	11-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010279693	USD	(500,000,000)	(500,000,000)	11-Sep-2013	13-Sep-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010279979	USD	(32,000,000)	(32,000,000)	16-Sep-2013	16-Sep-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010279983	USD	(100,000,000)	(100,000,000)	16-Sep-2013	16-Sep-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013NOV13	0010279984	USD	(50,000,000)	(50,000,000)	16-Sep-2013	16-Sep-2013	13-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010279985	USD	(40,000,000)	(40,000,000)	16-Sep-2013	16-Sep-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010279991	USD	(10,000,000)	(10,000,000)	16-Sep-2013	16-Sep-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010280072	USD	(92,000,000)	(92,000,000)	17-Sep-2013	17-Sep-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010280079	USD	(77,000,000)	(77,000,000)	17-Sep-2013	17-Sep-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010280135	USD	(28,000,000)	(28,000,000)	18-Sep-2013	18-Sep-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010280136	USD	(21,200,000)	(21,200,000)	18-Sep-2013	18-Sep-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018NOV13	0010280144	USD	(25,000,000)	(25,000,000)	18-Sep-2013	18-Sep-2013	18-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS007NOV13	0010279966	USD	(250,000,000)	(250,000,000)	13-Sep-2013	19-Sep-2013	7-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010280073	USD	(100,000,000)	(100,000,000)	17-Sep-2013	19-Sep-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010280216	USD	(10,000,000)	(10,000,000)	19-Sep-2013	19-Sep-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS012NOV13	0010280217	USD	(100,000,000)	(100,000,000)	19-Sep-2013	19-Sep-2013	12-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010280219	USD	(100,000,000)	(100,000,000)	19-Sep-2013	19-Sep-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010280233	USD	(50,000,000)	(50,000,000)	19-Sep-2013	19-Sep-2013	13-Dec-2013

Page 9/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010280240	USD	(20,000,000)	(20,000,000)	19-Sep-2013	19-Sep-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS028OCT13	0010280237	USD	(100,000,000)	(100,000,000)	19-Sep-2013	20-Sep-2013	28-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010280252	USD	(50,000,000)	(50,000,000)	20-Sep-2013	20-Sep-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS012NOV13	0010280253	USD	(56,000,000)	(56,000,000)	20-Sep-2013	20-Sep-2013	12-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010280259	USD	(100,000,000)	(100,000,000)	20-Sep-2013	20-Sep-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS014NOV13	0010280302	USD	(50,000,000)	(50,000,000)	24-Sep-2013	24-Sep-2013	14-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS024DEC13	0010280304	USD	(20,000,000)	(20,000,000)	24-Sep-2013	25-Sep-2013	24-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS027NOV13	0010280339	USD	(17,000,000)	(17,000,000)	24-Sep-2013	25-Sep-2013	27-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS006DEC13	0010280351	USD	(50,000,000)	(50,000,000)	25-Sep-2013	25-Sep-2013	6-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010280353	USD	(50,000,000)	(50,000,000)	25-Sep-2013	25-Sep-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS029NOV13	0010280357	USD	(10,000,000)	(10,000,000)	25-Sep-2013	25-Sep-2013	29-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010280371	USD	(79,000,000)	(79,000,000)	26-Sep-2013	26-Sep-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS024DEC13	0010280377	USD	(275,000,000)	(275,000,000)	26-Sep-2013	26-Sep-2013	24-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010280419	USD	(7,100,000)	(7,100,000)	27-Sep-2013	30-Sep-2013	2-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS019DEC13	0010280420	USD	(5,000,000)	(5,000,000)	27-Sep-2013	30-Sep-2013	19-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS012NOV13	0010280430	USD	(6,020,000)	(6,020,000)	27-Sep-2013	30-Sep-2013	12-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS027DEC13	0010280431	USD	(15,000,000)	(15,000,000)	27-Sep-2013	1-Oct-2013	27-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS020NOV13	0010280507	USD	(100,000,000)	(100,000,000)	30-Sep-2013	1-Oct-2013	20-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS026NOV13	0010280840	USD	(100,000,000)	(100,000,000)	1-Oct-2013	2-Oct-2013	26-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010280880	USD	(20,000,000)	(20,000,000)	2-Oct-2013	2-Oct-2013	2-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS025NOV13	0010280883	USD	(50,000,000)	(50,000,000)	2-Oct-2013	2-Oct-2013	25-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010280888	USD	(6,000,000)	(6,000,000)	2-Oct-2013	2-Oct-2013	2-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS031DEC13	0010280893	USD	(10,000,000)	(10,000,000)	2-Oct-2013	3-Oct-2013	31-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS006DEC13	0010280969	USD	(15,000,000)	(15,000,000)	4-Oct-2013	7-Oct-2013	6-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010281044	USD	(10,000,000)	(10,000,000)	7-Oct-2013	8-Oct-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010281045	USD	(10,400,000)	(10,400,000)	7-Oct-2013	9-Oct-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010281593	USD	(100,000,000)	(100,000,000)	9-Oct-2013	9-Oct-2013	4-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010281833	USD	(150,000,000)	(150,000,000)	11-Oct-2013	11-Oct-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010281832	USD	(50,000,000)	(50,000,000)	11-Oct-2013	15-Oct-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT13	0010281855	USD	(75,000,000)	(75,000,000)	15-Oct-2013	15-Oct-2013	16-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT13	0010281863	USD	(84,865,000)	(84,865,000)	15-Oct-2013	15-Oct-2013	16-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT13	0010281864	USD	(100,000,000)	(100,000,000)	15-Oct-2013	15-Oct-2013	16-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010281870	USD	(250,000,000)	(250,000,000)	15-Oct-2013	15-Oct-2013	2-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010281970	USD	(54,165,000)	(54,165,000)	16-Oct-2013	16-Oct-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010281996	USD	(100,000,000)	(100,000,000)	16-Oct-2013	16-Oct-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010282014	USD	(143,570,000)	(143,570,000)	16-Oct-2013	16-Oct-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010282034	USD	(18,660,000)	(18,660,000)	16-Oct-2013	16-Oct-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010281883	USD	(249,030,000)	(249,030,000)	15-Oct-2013	17-Oct-2013	5-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010282143	USD	(50,000,000)	(50,000,000)	17-Oct-2013	17-Oct-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010282144	USD	(50,000,000)	(50,000,000)	17-Oct-2013	17-Oct-2013	3-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010282145	USD	(100,000,000)	(100,000,000)	17-Oct-2013	17-Oct-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010282147	USD	(50,175,000)	(50,175,000)	17-Oct-2013	17-Oct-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010282148	USD	(50,000,000)	(50,000,000)	17-Oct-2013	17-Oct-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010282149	USD	(100,000,000)	(100,000,000)	17-Oct-2013	17-Oct-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010282150	USD	(60,000,000)	(60,000,000)	17-Oct-2013	17-Oct-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010282162	USD	(50,000,000)	(50,000,000)	18-Oct-2013	18-Oct-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010282163	USD	(50,000,000)	(50,000,000)	18-Oct-2013	18-Oct-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS021NOV13	0010282164	USD	(50,000,000)	(50,000,000)	18-Oct-2013	18-Oct-2013	21-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS021NOV13	0010282165	USD	(70,000,000)	(70,000,000)	18-Oct-2013	18-Oct-2013	21-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010282167	USD	(50,000,000)	(50,000,000)	18-Oct-2013	18-Oct-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010282168	USD	(15,000,000)	(15,000,000)	18-Oct-2013	18-Oct-2013	3-Dec-2013

Page 10/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010282177	USD	(5,000,000)	(5,000,000)	18-Oct-2013	18-Oct-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS020DEC13	0010282166	USD	(400,000,000)	(400,000,000)	18-Oct-2013	21-Oct-2013	20-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS012DEC13	0010282182	USD	(50,000,000)	(50,000,000)	18-Oct-2013	21-Oct-2013	12-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010282198	USD	(100,000,000)	(100,000,000)	21-Oct-2013	21-Oct-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010282200	USD	(200,000,000)	(200,000,000)	21-Oct-2013	21-Oct-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010282215	USD	(122,645,000)	(122,645,000)	21-Oct-2013	21-Oct-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS028OCT13	0010282276	USD	(200,000,000)	(200,000,000)	22-Oct-2013	22-Oct-2013	28-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010282278	USD	(200,000,000)	(200,000,000)	22-Oct-2013	22-Oct-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010282284	USD	(200,000,000)	(200,000,000)	22-Oct-2013	22-Oct-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010282292	USD	(125,170,000)	(125,170,000)	22-Oct-2013	22-Oct-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS024OCT13	0010282349	USD	(200,000,000)	(200,000,000)	23-Oct-2013	23-Oct-2013	24-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023DEC13	0010282350	USD	(10,000,000)	(10,000,000)	23-Oct-2013	23-Oct-2013	23-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS024OCT13	0010282362	USD	(189,050,000)	(189,050,000)	23-Oct-2013	23-Oct-2013	24-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS025OCT13	0010282410	USD	(200,000,000)	(200,000,000)	24-Oct-2013	24-Oct-2013	25-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS025OCT13	0010282411	USD	(200,000,000)	(200,000,000)	24-Oct-2013	24-Oct-2013	25-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS025OCT13	0010282412	USD	(41,300,000)	(41,300,000)	24-Oct-2013	24-Oct-2013	25-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS024DEC13	0010282414	USD	(15,000,000)	(15,000,000)	24-Oct-2013	24-Oct-2013	24-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS028OCT13	0010282423	USD	(200,000,000)	(200,000,000)	25-Oct-2013	25-Oct-2013	28-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS028OCT13	0010282432	USD	(146,550,000)	(146,550,000)	25-Oct-2013	25-Oct-2013	28-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS029OCT13	0010282434	USD	(100,000,000)	(100,000,000)	28-Oct-2013	28-Oct-2013	29-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS029OCT13	0010282435	USD	(100,000,000)	(100,000,000)	28-Oct-2013	28-Oct-2013	29-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030OCT13	0010282473	USD	(100,000,000)	(100,000,000)	29-Oct-2013	29-Oct-2013	30-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030OCT13	0010282510	USD	(128,570,000)	(128,570,000)	29-Oct-2013	29-Oct-2013	30-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030OCT13	0010282523	USD	(60,000,000)	(60,000,000)	29-Oct-2013	29-Oct-2013	30-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS031OCT13	0010282568	USD	(144,000,000)	(144,000,000)	30-Oct-2013	30-Oct-2013	31-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS031OCT13	0010282581	USD	(100,000,000)	(100,000,000)	30-Oct-2013	30-Oct-2013	31-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS031OCT13	0010282582	USD	(26,800,000)	(26,800,000)	30-Oct-2013	30-Oct-2013	31-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS031OCT13	0010282592	USD	(100,150,000)	(100,150,000)	30-Oct-2013	30-Oct-2013	31-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010282630	USD	(111,000,000)	(111,000,000)	31-Oct-2013	31-Oct-2013	1-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010282677	USD	(56,945,000)	(56,945,000)	31-Oct-2013	31-Oct-2013	1-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010282678	USD	(195,000,000)	(195,000,000)	31-Oct-2013	31-Oct-2013	1-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS006NOV13	0010283253	USD	(100,000,000)	(100,000,000)	5-Nov-2013	5-Nov-2013	6-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS006NOV13	0010283258	USD	(55,875,000)	(55,875,000)	5-Nov-2013	5-Nov-2013	6-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS006NOV13	0010283259	USD	(15,000,000)	(15,000,000)	5-Nov-2013	5-Nov-2013	6-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS030DEC13	0010283254	USD	(25,000,000)	(25,000,000)	5-Nov-2013	6-Nov-2013	30-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS008NOV13	0010283378	USD	(100,000,000)	(100,000,000)	7-Nov-2013	7-Nov-2013	8-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS008NOV13	0010283379	USD	(100,000,000)	(100,000,000)	7-Nov-2013	7-Nov-2013	8-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS008NOV13	0010283403	USD	(100,000,000)	(100,000,000)	7-Nov-2013	7-Nov-2013	8-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS012NOV13	0010283500	USD	(100,000,000)	(100,000,000)	8-Nov-2013	8-Nov-2013	12-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS012NOV13	0010283522	USD	(200,000,000)	(200,000,000)	8-Nov-2013	8-Nov-2013	12-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013NOV13	0010283540	USD	(179,035,000)	(179,035,000)	12-Nov-2013	12-Nov-2013	13-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS014NOV13	0010283643	USD	(147,120,000)	(147,120,000)	13-Nov-2013	13-Nov-2013	14-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010283754	USD	(51,610,000)	(51,610,000)	14-Nov-2013	14-Nov-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010283763	USD	(100,000,000)	(100,000,000)	14-Nov-2013	14-Nov-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS018NOV13	0010283816	USD	(52,950,000)	(52,950,000)	15-Nov-2013	15-Nov-2013	18-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS018NOV13	0010283817	USD	(100,000,000)	(100,000,000)	15-Nov-2013	15-Nov-2013	18-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS019NOV13	0010283863	USD	(54,110,000)	(54,110,000)	18-Nov-2013	18-Nov-2013	19-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS019NOV13	0010283865	USD	(100,000,000)	(100,000,000)	18-Nov-2013	18-Nov-2013	19-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS019NOV13	0010283869	USD	(18,220,000)	(18,220,000)	18-Nov-2013	18-Nov-2013	19-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS020NOV13	0010283970	USD	(100,000,000)	(100,000,000)	19-Nov-2013	19-Nov-2013	20-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS020NOV13	0010283976	USD	(53,055,000)	(53,055,000)	19-Nov-2013	19-Nov-2013	20-Nov-2013

Page 11/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS021NOV13	0010284022	USD	(100,000,000)	(100,000,000)	20-Nov-2013	20-Nov-2013	21-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS021NOV13	0010284023	USD	(57,080,000)	(57,080,000)	20-Nov-2013	20-Nov-2013	21-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS022NOV13	0010284111	USD	(150,000,000)	(150,000,000)	21-Nov-2013	21-Nov-2013	22-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS022NOV13	0010284112	USD	(100,000,000)	(100,000,000)	21-Nov-2013	21-Nov-2013	22-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS022NOV13	0010284113	USD	(96,695,000)	(96,695,000)	21-Nov-2013	21-Nov-2013	22-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS025NOV13	0010284204	USD	(150,000,000)	(150,000,000)	22-Nov-2013	22-Nov-2013	25-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS025NOV13	0010284210	USD	(110,965,000)	(110,965,000)	22-Nov-2013	22-Nov-2013	25-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010284231	USD	(70,000,000)	(70,000,000)	25-Nov-2013	25-Nov-2013	5-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS026NOV13	0010284233	USD	(150,000,000)	(150,000,000)	25-Nov-2013	25-Nov-2013	26-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS026NOV13	0010284238	USD	(138,200,000)	(138,200,000)	25-Nov-2013	25-Nov-2013	26-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS011DEC13	0010284255	USD	(50,000,000)	(50,000,000)	26-Nov-2013	26-Nov-2013	11-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS027NOV13	0010284260	USD	(83,945,000)	(83,945,000)	26-Nov-2013	26-Nov-2013	27-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS027NOV13	0010284261	USD	(150,000,000)	(150,000,000)	26-Nov-2013	26-Nov-2013	27-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010284299	USD	(92,245,000)	(92,245,000)	27-Nov-2013	27-Nov-2013	2-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010284301	USD	(100,000,000)	(100,000,000)	27-Nov-2013	27-Nov-2013	2-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010284660	USD	(90,000,000)	(90,000,000)	2-Dec-2013	2-Dec-2013	3-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016DEC13	0010284664	USD	(50,000,000)	(50,000,000)	2-Dec-2013	3-Dec-2013	16-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010284679	USD	(100,000,000)	(100,000,000)	3-Dec-2013	3-Dec-2013	4-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010284711	USD	(100,000,000)	(100,000,000)	4-Dec-2013	4-Dec-2013	5-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010284712	USD	(100,000,000)	(100,000,000)	4-Dec-2013	4-Dec-2013	5-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS006DEC13	0010284748	USD	(100,000,000)	(100,000,000)	5-Dec-2013	5-Dec-2013	6-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010285056	USD	(200,000,000)	(200,000,000)	9-Dec-2013	9-Dec-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS012DEC13	0010285123	USD	(200,000,000)	(200,000,000)	11-Dec-2013	11-Dec-2013	12-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS012DEC13	0010285125	USD	(25,000,000)	(25,000,000)	11-Dec-2013	11-Dec-2013	12-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010285142	USD	(100,000,000)	(100,000,000)	12-Dec-2013	12-Dec-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010285151	USD	(144,505,000)	(144,505,000)	12-Dec-2013	12-Dec-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016DEC13	0010285258	USD	(160,000,000)	(160,000,000)	13-Dec-2013	13-Dec-2013	16-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016DEC13	0010285260	USD	(100,000,000)	(100,000,000)	13-Dec-2013	13-Dec-2013	16-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016DEC13	0010285271	USD	(200,000,000)	(200,000,000)	13-Dec-2013	13-Dec-2013	16-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016DEC13	0010285273	USD	(35,000,000)	(35,000,000)	13-Dec-2013	13-Dec-2013	16-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010285282	USD	(100,000,000)	(100,000,000)	16-Dec-2013	16-Dec-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010285305	USD	(50,000,000)	(50,000,000)	16-Dec-2013	16-Dec-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018DEC13	0010285418	USD	(100,000,000)	(100,000,000)	17-Dec-2013	17-Dec-2013	18-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018DEC13	0010285419	USD	(100,000,000)	(100,000,000)	17-Dec-2013	17-Dec-2013	18-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018DEC13	0010285420	USD	(10,000,000)	(10,000,000)	17-Dec-2013	17-Dec-2013	18-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS019DEC13	0010285428	USD	(50,000,000)	(50,000,000)	18-Dec-2013	18-Dec-2013	19-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS019DEC13	0010285429	USD	(50,000,000)	(50,000,000)	18-Dec-2013	18-Dec-2013	19-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS019DEC13	0010285430	USD	(50,000,000)	(50,000,000)	18-Dec-2013	18-Dec-2013	19-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS020DEC13	0010285469	USD	(100,000,000)	(100,000,000)	19-Dec-2013	19-Dec-2013	20-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS020DEC13	0010285480	USD	(100,000,000)	(100,000,000)	19-Dec-2013	19-Dec-2013	20-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS027DEC13	0010285719	USD	(600,000,000)	(600,000,000)	26-Dec-2013	26-Dec-2013	27-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS027DEC13	0010285720	USD	(74,656,000)	(74,656,000)	26-Dec-2013	26-Dec-2013	27-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS008OCT13	0010272544	USD	(5,000,000)	(5,000,000)	9-Jul-2013	10-Jul-2013	8-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275943	USD	(50,000,000)	(50,000,000)	7-Aug-2013	7-Aug-2013	4-Nov-2013
BOND/SELL USD/IBRD/GDIF/1113USD00.081	0000011734	USD	(38,000,000)	(38,000,000)	8-Nov-2012	26-Nov-2012	26-Nov-2013

Sub-total Matured Borrowings—United States Dollar			(28,608,571,000)	(28,608,571,000)

Page 12/13

International Bank for Reconstruction and Development SEC Report—Changes in Borrowings Short Term October 01, 2013 through December 31, 2013

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Nigerian Nairas
BOND/SELL NGN/IBRD/GDIF/1113NGN11.00	0000011685	NGN	(4,000,000,000)	(25,247,760)	19-Oct-2012	5-Nov-2012	5-Nov-2013
BOND/SELL NGN/IBRD/GDIF/1213NGN10.00	0000011790	NGN	(3,934,000,000)	(24,820,196)	21-Nov-2012	4-Dec-2012	4-Dec-2013

Sub-total Matured Borrowings—Nigerian Nairas			(7,934,000,000)	(50,067,956)

Total Matured Borrowings				(28,658,638,956)

Early Retirement
United States Dollar
BOND/BUY USD/IBRD/GDIF/0414USDSTR06	0000012654	USD	(250,000,000)	(250,000,000)	7-Oct-2013	29-Oct-2013	29-Apr-2014
BOND/BUY USD/IBRD/GDIF/0514USDSTR05	0000012677	USD	(250,000,000)	(250,000,000)	23-Oct-2013	12-Nov-2013	9-May-2014

Sub-total early Retirements—United States Dollar			(500,000,000)	(500,000,000)

Total early Retirements				(500,000,000)

Page 13/13